1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 17, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the Six Months Ended June 30, 2018 and 2017 and Independent Auditors’ Review Report

Deloitte & Touche 20F, Taipei Nan Shan Plaza No. 100, Songren Rd., Xinyi Dist., Taipei 11073, Taiwan Tel:+886 (2) 2725-9988 Fax:+886 (2) 4051-6888 www.deloitte.com.tw

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

Introduction

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries (collectively, the “Company”) as of June 30, 2018 and 2017, the related consolidated statements of comprehensive income for the three months ended June 30, 2018 and 2017 and for the six months ended June 30, 2018 and 2017, the consolidated statements of changes in equity and cash flows for the six months then ended, and the related notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65 “Review of Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects the consolidated financial position of the Company as of June 30, 2018 and 2017, its consolidated financial performance for the three months ended June 30, 2018 and 2017, and its consolidated financial performance and its consolidated cash flows for the six months ended June 30, 2018 and 2017 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Mei Yen Chiang and Yu Feng Huang.

Deloitte & Touche

Taipei, Taiwan

Republic of China

August 14, 2018

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	June 30, 2018 (Reviewed)		December 31, 2017 (Audited)		June 30, 2017 (Reviewed)
	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$632,229,880	31	$553,391,696	28	$570,466,958	29
Financial assets at fair value through profit or loss (Note 7)	1,205,036	—	569,751	—	4,995,251	—
Financial assets at fair value through other comprehensive income (Note 8)	102,027,608	5	—	—	—	—
Available-for-sale financial assets (Note 9)	—	—	93,374,153	5	76,252,652	4
Held-to-maturity financial assets (Note 10)	—	—	1,988,385	—	7,210,380	—
Financial assets at amortized cost (Note 11)	13,427,398	1	—	—	—	—
Hedging derivative financial assets (Note 13)	—	—	34,394	—	24,517	—
Hedging financial assets (Note 13)	31,692	—	—	—	—	—
Notes and accounts receivable, net (Note 14)	87,096,847	4	121,133,248	6	109,893,282	6
Receivables from related parties (Note 34)	1,099,472	—	1,184,124	—	436,001	—
Other receivables from related parties (Note 34)	3,185,522	—	171,058	—	1,532,321	—
Inventories (Note 15)	99,032,077	5	73,880,747	4	61,010,525	3
Other financial assets (Note 35)	13,393,142	1	7,253,114	—	2,450,135	—
Other current assets (Note 19)	6,314,005	—	4,222,440	—	3,777,530	—

Total current assets	959,042,679	47	857,203,110	43	838,049,552	42

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income (Note 8)	5,694,784	—	—	—	—	—
Held-to-maturity financial assets (Note 10)	—	—	18,833,329	1	20,529,204	1
Financial assets at amortized cost (Note 11)	7,476,874	—	—	—	—	—
Financial assets carried at cost (Note 12)	—	—	4,874,257	—	4,313,269	—
Investments accounted for using equity method (Note 16)	15,663,648	1	17,861,488	1	18,976,025	1
Property, plant and equipment (Note 17)	1,034,268,062	50	1,062,542,322	53	1,077,626,759	54
Intangible assets (Note 18)	13,792,211	1	14,175,140	1	14,118,892	1
Deferred income tax assets (Note 4)	13,632,059	1	12,105,463	1	10,010,278	1
Refundable deposits	2,110,444	—	1,283,414	—	742,707	—
Other noncurrent assets (Note 19)	1,732,193	—	2,983,120	—	2,067,091	—

Total noncurrent assets	1,094,370,275	53	1,134,658,533	57	1,148,384,225	58

TOTAL	$2,053,412,954	100	$1,991,861,643	100	$1,986,433,777	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Notes 20 and 32)	$30,835,300	1	$63,766,850	3	$54,745,200	3
Financial liabilities at fair value through profit or loss (Note 7)	1,057,719	—	26,709	—	82,552	—
Hedging derivative financial liabilities (Note 13)	—	—	15,562	—	19	—
Hedging financial liabilities (Note 13)	30,718	—	—	—	—	—
Accounts payable	29,711,846	1	28,412,807	1	24,509,899	1
Payables to related parties (Note 34)	951,332	—	1,656,356	—	1,101,776	—
Salary and bonus payable	10,047,025	1	14,254,871	1	10,042,918	1
Accrued profit sharing bonus to employees and compensation to directors and supervisors (Notes 24 and 31)	34,462,523	2	23,419,135	1	33,376,142	2
Payables to contractors and equipment suppliers	39,602,732	2	55,723,774	3	50,376,846	2
Cash dividends payable (Note 24)	207,519,110	10	—	—	181,626,763	9
Income tax payable (Note 4)	28,789,175	1	33,479,311	2	33,463,459	2
Provisions (Note 21)	—	—	13,961,787	1	13,818,216	1
Long-term liabilities - current portion (Note 22)	15,900,000	1	58,401,122	3	79,865,605	4
Accrued expenses and other current liabilities (Notes 23, 25, 32 and 34)	64,089,684	3	65,588,396	3	40,497,750	2

Total current liabilities	462,997,164	22	358,706,680	18	523,507,145	27

NONCURRENT LIABILITIES
Bonds payable (Notes 22 and 32)	83,400,000	4	91,800,000	5	99,300,000	5
Long-term bank loans	—	—	—	—	16,940	—
Deferred income tax liabilities (Note 4)	242,158	—	302,205	—	160,709	—
Net defined benefit liability (Note 4)	8,765,705	1	8,850,704	1	8,556,640	—
Guarantee deposits (Notes 23 and 32)	5,365,159	—	7,586,790	—	10,818,377	1
Others	2,007,483	—	1,855,621	—	1,708,321	—

Total noncurrent liabilities	99,780,505	5	110,395,320	6	120,560,987	6

Total liabilities	562,777,669	27	469,102,000	24	644,068,132	33

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 24)	259,303,805	13	259,303,805	13	259,303,805	13

Capital surplus (Note 24)	56,307,720	3	56,309,536	3	56,282,780	3

Retained earnings (Note 24)
Appropriated as legal capital reserve	276,033,811	14	241,722,663	12	241,722,663	12
Appropriated as special capital reserve	26,907,527	1	—	—	—	—
Unappropriated earnings	886,529,173	43	991,639,347	49	802,672,760	40

	1,189,470,511	58	1,233,362,010	61	1,044,395,423	52

Others (Note 24)	(15,080,494)	(1)	(26,917,818)	(1)	(18,296,511)	(1)

Equity attributable to shareholders of the parent	1,490,001,542	73	1,522,057,533	76	1,341,685,497	67

NON-CONTROLLING INTERESTS	633,743	—	702,110	—	680,148	—

Total equity	1,490,635,285	73	1,522,759,643	76	1,342,365,645	67

TOTAL	$2,053,412,954	100	$1,991,861,643	100	$1,986,433,777	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended June 30				For the Six Months Ended June 30
	2018		2017		2018		2017
	Amount	%	Amount	%	Amount	%	Amount	%

NET REVENUE (Notes 25, 34 and 39)	$233,276,811	100	$213,855,212	100	$481,355,482	100	$447,769,612	100

COST OF REVENUE (Notes 15, 31 and 34)	121,688,707	52	105,101,969	49	244,792,684	51	217,530,703	49

GROSS PROFIT BEFORE UNREALIZED GROSS PROFIT ON SALES TO ASSOCIATES	111,588,104	48	108,753,243	51	236,562,798	49	230,238,909	51

UNREALIZED GROSS PROFIT ON SALES TO ASSOCIATES	(57,170)	—	(44,589)	—	(174,325)	—	(40,619)	—

GROSS PROFIT	111,530,934	48	108,708,654	51	236,388,473	49	230,198,290	51

OPERATING EXPENSES (Notes 31 and 34)
Research and development	19,891,553	8	19,057,456	9	40,320,147	8	38,469,849	8
General and administrative	5,070,594	2	4,927,159	2	9,922,302	2	10,174,762	2
Marketing	1,477,977	1	1,382,199	1	2,926,069	1	2,878,686	1

Total operating expenses	26,440,124	11	25,366,814	12	53,168,518	11	51,523,297	11

OTHER OPERATING INCOME AND EXPENSES, NET (Note 31)	(662,664)	(1)	(86,439)	—	(1,964,863)	—	(67,202)	—

INCOME FROM OPERATIONS (Note 39)	84,428,146	36	83,255,401	39	181,255,092	38	178,607,791	40

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	266,493	—	618,451	—	948,284	—	1,285,261	—
Other income (Note 26)	3,729,835	2	2,626,210	1	6,884,477	1	4,731,189	1
Foreign exchange gain (loss), net (Note 38)	2,330,616	1	(551,533)	—	1,653,636	—	(451,738)	—
Finance costs (Note 27)	(628,284)	—	(839,913)	—	(1,436,250)	—	(1,656,577)	—
Other gains and losses, net (Note 28)	(2,539,198)	(1)	1,008,851	—	(1,774,010)	—	1,424,040	—

Total non-operating income and expenses	3,159,462	2	2,862,066	1	6,276,137	1	5,332,175	1

INCOME BEFORE INCOME TAX	87,587,608	38	86,117,467	40	187,531,229	39	183,939,966	41

INCOME TAX EXPENSE (Notes 4 and 29)	15,294,233	7	19,846,815	9	25,450,280	5	30,048,406	7

NET INCOME	72,293,375	31	66,270,652	31	162,080,949	34	153,891,560	34

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 24 and 29)
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on investments in equity instruments at fair value through other comprehensive income	(869,369)	—	—	—	(888,876)	—	—	—
Gain (loss) on hedging instruments	(21,939)	—	—	—	15,343	—	—	—
Share of other comprehensive income of associates	5,551	—	—	—	5,613	—	—	—
Income tax benefit (expense) related to items that will not be reclassified subsequently	(2,821)	—	—	—	36,385	—	—	—

	(888,578)	—	—	—	(831,535)	—	—	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	20,310,158	8	1,353,774	1	13,833,672	3	(19,889,820)	(4)
Changes in fair value of available-for-sale financial assets	—	—	28,397	—	—	—	(65,073)	—
Cash flow hedges	—	—	18,997	—	—	—	18,997	—
Unrealized loss on investments in debt instruments at fair value through other comprehensive income	(282,360)	—	—	—	(1,009,770)	(1)	—	—
Share of other comprehensive income (loss) of associates	116,455	—	3,027	—	77,103	—	(58,630)	—
Income tax benefit related to items that may be reclassified subsequently	—	—	6,041	—	—	—	52,441	—

	20,144,253	8	1,410,236	1	12,901,005	2	(19,942,085)	(4)

Other comprehensive income (loss) for the period, net of income tax	19,255,675	8	1,410,236	1	12,069,470	2	(19,942,085)	(4)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$91,549,050	39	$67,680,888	32	$174,150,419	36	$133,949,475	30

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent	$72,290,539	31	$66,271,019	31	$162,075,161	34	$153,899,917	34
Non-controlling interests	2,836	—	(367)	—	5,788	—	(8,357)	—

	$72,293,375	31	$66,270,652	31	$162,080,949	34	$153,891,560	34

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent	$91,545,881	39	$67,680,017	32	$174,141,933	36	$133,954,807	30
Non-controlling interests	3,169	—	871	—	8,486	—	(5,332)	—

	$91,549,050	39	$67,680,888	32	$174,150,419	36	$133,949,475	30

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2018	2017	2018	2017
	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent

EARNINGS PER SHARE (NT$, Note 30)
Basic earnings per share	$2.79	$2.56	$6.25	$5.94

Diluted earnings per share	$2.79	$2.56	$6.25	$5.94

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

(Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
								Others
										Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income
								Foreign Currency Translation Reserve	Unrealized Gain (Loss) from Available- for-sale Financial Assets				Unearned Stock-Based Employee Compensation
	Capital Stock - Common Stock			Retained Earnings							Cash Flow Hedges Reserve	Gain (Loss) on Hedging Instruments
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total							Total	Total	Non-controlling Interests	Total Equity

BALANCE, JANUARY 1, 2018	25,930,380	$259,303,805	$56,309,536	$241,722,663	$—	$991,639,347	$1,233,362,010	$(26,697,680)	$(214,074)	$—	$4,226	$—	$(10,290)	$(26,917,818)	$1,522,057,533	$702,110	$1,522,759,643

Effect of retrospective application	—	—	—	—	—	1,556,319	1,556,319	—	214,074	(524,915)	(4,226)	4,226	—	(310,841)	1,245,478	342	1,245,820

ADJUSTED BALANCE, JANUARY 1, 2018	25,930,380	259,303,805	56,309,536	241,722,663	—	993,195,666	1,234,918,329	(26,697,680)	—	(524,915)	—	4,226	(10,290)	(27,228,659)	1,523,303,011	702,452	1,524,005,463

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	34,311,148	—	(34,311,148)	—	—	—	—	—	—	—	—	—	—	—
Special capital reserve	—	—	—	—	26,907,527	(26,907,527)	—	—	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$8 per share	—	—	—	—	—	(207,443,044)	(207,443,044)	—	—	—	—	—	—	—	(207,443,044)	—	(207,443,044)

Total	—	—	—	34,311,148	26,907,527	(268,661,719)	(207,443,044)	—	—	—	—	—	—	—	(207,443,044)	—	(207,443,044)

Net income for the six months ended June 30, 2018	—	—	—	—	—	162,075,161	162,075,161	—	—	—	—	—	—	—	162,075,161	5,788	162,080,949

Other comprehensive income (loss) for the six months ended June 30, 2018, net of income tax	—	—	—	—	—	—	—	13,910,521	—	(1,857,564)	—	13,815	—	12,066,772	12,066,772	2,698	12,069,470

Total comprehensive income (loss) for the six months ended June 30, 2018	—	—	—	—	—	162,075,161	162,075,161	13,910,521	—	(1,857,564)	—	13,815	—	12,066,772	174,141,933	8,486	174,150,419

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	(79,935)	(79,935)	—	—	79,935	—	—	—	79,935	—	—	—

Basis adjustment for loss on hedging instruments	—	—	—	—	—	—	—	—	—	—	—	(2,605)	—	(2,605)	(2,605)	—	(2,605)

(Continued)

	Equity Attributable to Shareholders of the Parent
								Others
										Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income
								Foreign Currency Translation Reserve	Unrealized Gain (Loss) from Available- for-sale Financial Assets				Unearned Stock-Based Employee Compensation
	Capital Stock - Common Stock			Retained Earnings							Cash Flow Hedges Reserve	Gain (Loss) on Hedging Instruments
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total							Total	Total	Non-controlling Interests	Total Equity

Adjustments to share of changes in equities of associates	—	$—	$(1,856)	$—	$—	$—	$—	$—	$—	$—	$—	$—	$4,063	$4,063	$2,207	$—	$2,207

Donation from shareholders	—	—	40	—	—	—	—	—	—	—	—	—	—	—	40	6	46

Decrease in non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(77,201)	(77,201)

BALANCE, JUNE 30, 2018	25,930,380	$259,303,805	$56,307,720	$276,033,811	$26,907,527	$886,529,173	$1,189,470,511	$(12,787,159)	$—	$(2,302,544)	$—	$15,436	$(6,227)	$(15,080,494)	$1,490,001,542	$633,743	$1,490,635,285

BALANCE, JANUARY 1, 2017	25,930,380	$259,303,805	$56,272,304	$208,297,945	$—	$863,710,224	$1,072,008,169	$1,661,237	$2,641	$—	$105	$—	$—	$1,663,983	$1,389,248,261	$802,865	$1,390,051,126
Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	33,424,718	—	(33,424,718)	—	—	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$7 per share	—	—	—	—	—	(181,512,663)	(181,512,663)	—	—	—	—	—	—	—	(181,512,663)	—	(181,512,663)

Total	—	—	—	33,424,718	—	(214,937,381)	(181,512,663)	—	—	—	—	—	—	—	(181,512,663)	—	(181,512,663)

Net income (loss) for the six months ended June 30, 2017	—	—	—	—	—	153,899,917	153,899,917	—	—	—	—	—	—	—	153,899,917	(8,357)	153,891,560

Other comprehensive income (loss) for the six months ended June 30, 2017, net of income tax	—	—	—	—	—	—	—	(19,947,752)	(14,089)	—	16,731	—	—	(19,945,110)	(19,945,110)	3,025	(19,942,085)

Total comprehensive income (loss) for the six months ended June 30, 2017	—	—	—	—	—	153,899,917	153,899,917	(19,947,752)	(14,089)	—	16,731	—	—	(19,945,110)	133,954,807	(5,332)	133,949,475

Adjustments to share of changes in equities of associates	—	—	7,715	—	—	—	—	—	—	—	—	—	(15,384)	(15,384)	(7,669)	—	(7,669)

From share of changes in equities of subsidiaries	—	—	2,761	—	—	—	—	—	—	—	—	—	—	—	2,761	(2,761)	—

Decrease in non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(114,624)	(114,624)

BALANCE, JUNE 30, 2017	25,930,380	$259,303,805	$56,282,780	$241,722,663	$—	$802,672,760	$1,044,395,423	$(18,286,515)	$(11,448)	$—	$16,836	$—	$(15,384)	$(18,296,511)	$1,341,685,497	$680,148	$1,342,365,645

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$187,531,229	$183,939,966
Adjustments for:
Depreciation expense	140,813,756	116,099,116
Amortization expense	2,092,805	2,065,459
Reversal of expected credit losses on investments in debt instruments	(1,453)	—
Finance costs	1,436,250	1,656,577
Share of profits of associates	(948,284)	(1,285,261)
Interest income	(6,726,119)	(4,588,686)
Loss (gain) on disposal or retirement of property, plant and equipment, net	793,090	(15,343)
Gain on disposal of intangible assets, net	(436)	—
Impairment loss on property, plant and equipment	488,336	—
Impairment loss on financial assets	—	12,032
Loss on financial instruments at fair value through profit or loss, net	60,541	—
Loss on disposal of investments in debt instruments at fair value through other comprehensive income, net	512,267	—
Loss on disposal of available-for-sale financial assets, net	—	59,311
Gain on disposal of financial assets carried at cost, net	—	(4,753)
Unrealized gross profit on sales to associates	174,325	40,619
Loss (gain) on foreign exchange, net	2,098,700	(6,377,351)
Dividend income	(158,358)	(142,503)
Loss (gain) arising from fair value hedges, net	(7,725)	23,494
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	1,241,998	1,159,461
Notes and accounts receivable, net	31,318,729	15,263,197
Receivables from related parties	84,652	533,558
Other receivables from related parties	14,353	8,492
Inventories	(25,171,076)	(12,328,292)
Other financial assets	(4,930,978)	1,844,118
Other current assets	(1,388,497)	(143,032)
Other noncurrent assets	56,329	(433,328)
Accounts payable	1,093,210	(1,398,358)
Payables to related parties	(705,024)	(160,398)
Salary and bonus payable	(4,207,846)	(3,638,899)
Accrued profit sharing bonus to employees and compensation to directors and supervisors	11,043,388	10,482,136
Accrued expenses and other current liabilities	(14,314,806)	4,823,091
Provisions	—	(4,192,045)
Net defined benefit liability	(84,999)	5,232

Cash generated from operations	322,208,357	303,307,610
Income taxes paid	(31,709,079)	(38,899,186)

Net cash generated by operating activities	290,499,278	264,408,424

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2018	2017

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss - debt instruments	$(212,254)	$—
Financial assets at fair value through other comprehensive income	(47,523,622)	—
Available-for-sale financial assets	—	(48,350,281)
Held-to-maturity financial assets	—	(1,695,771)
Financial assets carried at cost	—	(475,184)
Property, plant and equipment	(131,528,345)	(207,694,057)
Intangible assets	(1,391,186)	(1,970,729)
Proceeds from disposal or redemption of:
Financial instruments at fair value through profit or loss - debt instruments	63,150	—
Financial assets at fair value through other comprehensive income	39,921,113	—
Available-for-sale financial assets	—	36,338,151
Held-to-maturity financial assets	—	11,350,000
Financial assets at amortized cost	498,542	—
Financial assets carried at cost	—	50,180
Property, plant and equipment	116,927	170,029
Intangible assets	492	—
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	127,878	—
Derecognition of hedging derivative financial instruments	—	6,496
Derecognition of hedging financial instruments	162,699	—
Interest received	6,635,893	4,432,649
Proceeds from government grants - property, plant and equipment	—	436,587
Other dividends received	139,342	124,835
Dividends received from investments accounted for using equity method	233,439	163,408
Refundable deposits paid	(2,110,165)	(378,335)
Refundable deposits refunded	1,331,308	42,008

Net cash used in investing activities	(133,534,789)	(207,450,014)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short-term loans	(33,743,725)	(290,110)
Repayment of bonds	(50,524,900)	(10,000,000)
Repayment of long-term bank loans	—	(4,840)
Interest paid	(1,542,784)	(1,383,051)
Guarantee deposits received	639,802	848,259
Guarantee deposits refunded	(1,800,830)	(1,718,541)
Donation from shareholders	46	—
Decrease in non-controlling interests	(1,135)	(524)

Net cash used in financing activities	(86,973,526)	(12,548,807)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2018	2017

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$8,847,221	$(15,196,478)

NET INCREASE IN CASH AND CASH EQUIVALENTS	78,838,184	29,213,125

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	553,391,696	541,253,833

CASH AND CASH EQUIVALENTS, END OF PERIOD	$632,229,880	$570,466,958

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 and 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were reported to the Board of Directors and issued on August 14, 2018.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.

Initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRSs”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

Except for the following, the initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRSs endorsed and issued into effect by the FSC did not have a significant effect on TSMC and its subsidiaries’ (collectively as the “Company”) accounting policies:

1)	IFRS 9 “Financial Instruments” and related amendment

IFRS 9 supersedes IAS 39 “Financial Instruments: Recognition and Measurement”, with consequential amendments to IFRS 7 “Financial Instruments: Disclosures” and other standards. IFRS 9 sets out the requirements for classification, measurement and impairment of financial assets and hedge accounting. Please refer to Note 4 for information relating to the relevant accounting policies.

Classification, measurement and impairment of financial assets and financial liabilities

The Company elects not to restate prior reporting period when applying the requirements for the classification, measurement and impairment of financial assets and financial liabilities under IFRS 9 with the cumulative effect of the initial application recognized at the date of initial application.

The impact on measurement categories, carrying amount and related reconciliation for each class of the Company’s financial assets and financial liabilities when retrospectively applying IFRS 9 on January 1, 2018 is detailed below:

	Measurement Category		Carrying Amount
Financial Assets	IAS 39	IFRS 9	IAS 39	IFRS 9	Note

Cash and cash equivalents	Loans and receivables	Amortized cost	$553,391,696	$553,391,696	(1)
Derivatives	Held for trading	Mandatorily at fair value through profit or loss (FVTPL)	569,751	569,751
	Hedging instruments	Hedging instruments	34,394	34,394
Equity securities	Available-for-sale	Fair value through other comprehensive income (FVTOCI)	7,422,311	8,389,438	(2)
Debt securities	Available-for-sale	Mandatorily at FVTPL	—	779,489	(3)
		FVTOCI	90,826,099	90,046,610	(3)
	Held-to-maturity	Amortized cost	20,821,714	20,813,462	(4)
Notes and accounts receivable (including related parties), other receivables and refundable deposits	Loans and receivables	Amortized cost	131,024,958	131,269,731	(1)

Financial Liabilities

Derivatives	Held for trading	Held for trading	26,709	26,709
	Hedging instruments	Hedging instruments	15,562	15,562
Short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, accrued expenses and other current liabilities, bonds payable and guarantee deposits	Amortized cost	Amortized cost	340,501,266	340,501,266

Financial Assets	Carrying Amount as of December 31, 2017 (IAS 39)	Reclassifi- cations	Remea- surements	Carrying Amount as of January 1, 2018 (IFRS 9)	Retained Earnings Effect on January 1, 2018	Other Equity Effect on January 1, 2018	Note

FVTPL	$569,751	$—	$—	$569,751	$—	$—
- Debt instruments
Add: From available for sale	—	779,489	—	779,489	(10,085)	10,085	(3)

	569,751	779,489	—	1,349,240	(10,085)	10,085

FVTOCI	—	—	—	—	—	—
- Equity instruments
Add: From available for sale	—	7,422,311	967,127	8,389,438	1,294,528	(325,858)	(2)
- Debt instruments
Add: From available for sale	—	90,046,610	—	90,046,610	(30,658)	30,658	(3)

	—	97,468,921	967,127	98,436,048	1,263,870	(295,200)

Amortized cost	—	—	—	—	—	—
Add: From held to maturity	—	20,821,714	(8,252)	20,813,462	(8,252)	—	(4)
Add: From loans and receivables	—	684,416,654	244,773	684,661,427	244,773	—	(1)

	—	705,238,368	236,521	705,474,889	236,521	—

Hedging instruments	34,394	—	—	34,394	—	—

Total	$604,145	$803,486,778	$1,203,648	$805,294,571	$1,490,306	$(285,115)

	Carrying Amount as of December 31, 2017 (IAS 39)	Adjustments Arising from Initial Application	Carrying Amount as of January 1, 2018 (IFRS 9)	Retained Earnings Effect on January 1, 2018	Other Equity Effect on January 1, 2018	Note

Investments accounted for using equity method	$17,861,488	$8,258	$17,869,746	$33,984	$(25,726)	(5)

(1)

Cash and cash equivalents, notes and accounts receivable (including related parties), other receivables and refundable deposits that were classified as loans and receivables under IAS 39 are now classified at amortized cost with assessment of future 12-month or lifetime expected credit loss under IFRS 9. As a result of retrospective application, the adjustments would result in a decrease in loss allowance for accounts receivable of NT$244,773 thousand and an increase in retained earnings of NT$244,773 thousand on January 1, 2018.

(2)

As equity investments that were previously classified as available-for-sale financial assets under IAS 39 are not held for trading, the Company elected to designate all of these investments as at FVTOCI under IFRS 9. As a result, the related other equity-unrealized gain or loss on available-for-sale financial assets of NT$228,304 thousand is reclassified to increase other equity - unrealized gain or loss on financial assets at FVTOCI.

As equity investments previously measured at cost under IAS 39 are remeasured at fair value under IFRS 9, the adjustments would result in an increase in financial assets at FVTOCI of NT$967,127 thousand, an increase in other equity-unrealized gain or loss on financial assets at FVTOCI of NT$968,670 thousand and a decrease in non-controlling interests of NT$1,543 thousand on January 1, 2018.

For those equity investments previously classified as available-for-sale financial assets (including measured at cost financial assets) under IAS 39, the impairment losses that the Company had recognized have been accumulated in retained earnings. Since these investments were designated as at FVTOCI under IFRS 9 and no impairment assessment is required, the adjustments would result in a decrease in other equity - unrealized gain or loss on financial assets at FVTOCI of NT$1,294,528 thousand and an increase in retained earnings of NT$1,294,528 thousand on January 1, 2018.

(3)

Debt investments were previously classified as available-for-sale financial assets under IAS 39. Under IFRS 9, except for debt instruments of NT$779,489 thousand whose contractual cash flows are not solely payments of principal and interest on the principal outstanding and therefore are classified as at FVTPL with the related other equity-unrealized gain or loss on available-for-sale financial assets of NT$10,085 thousand being consequently reclassified to decrease retained earnings, the remaining debt investments are classified as at FVTOCI with assessment of future 12-month expected credit loss because these investments are held within a business model whose objective is both to collect the contractual cash flows and sell the financial assets. The related other equity-unrealized gain or loss on available-for-sale financial assets of NT$434,403 thousand is reclassified to decrease other equity-unrealized gain or loss on financial assets at FVTOCI. As a result of retrospective application of future 12-month expected credit loss, the adjustments would result in an increase in other equity - unrealized gain or loss on financial assets at FVTOCI of NT$30,658 thousand and a decrease in retained earnings of NT$30,658 thousand on January 1, 2018.

(4)

Debt investments previously classified as held-to-maturity financial assets and measured at amortized cost under IAS 39 are classified as measured at amortized cost with assessment of future 12-month expected credit loss under IFRS 9 because the contractual cash flows are solely payments of principal and interest on the principal outstanding and these investments are held within a business model whose objective is to collect the contractual cash flows. As a result of retrospective application of future 12-month expected credit loss, the adjustments would result in an increase in loss allowance of NT$8,252 thousand and a decrease in retained earnings of NT$8,252 thousand on January 1, 2018.

(5)

With the retrospective adoption of IFRS 9 by associates accounted for using equity method, the corresponding adjustments made by the Company would result in an increase in investments accounted for using equity method of NT$8,258 thousand, a decrease in other equity- unrealized gain or loss on financial assets at FVTOCI of NT$23,616 thousand, a decrease in other equity- unrealized gain or loss on available-for-sale financial assets of NT$2,110 thousand and an increase in retained earnings of NT$33,984 thousand on January 1, 2018.

Hedge accounting

The Company prospectively apply the requirements for hedge accounting upon initial application of IFRS 9. In addition, due to the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers, all derivative and non-derivative financial assets and financial liabilities which are designated as hedging instruments are presented as financial assets and financial liabilities for hedging starting 2018.

2)	IFRS 15 “Revenue from Contracts with Customers” and related amendments

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18, “Revenue,” IAS 11, “Construction Contracts,” and a number of revenue-related interpretations. Please refer to Note 4 for information relating to the relevant accounting policies.

The Company elected only to retrospectively apply IFRS 15 to contracts that were not completed on January 1, 2018 and elected not to restate prior reporting period with the cumulative effect of the initial application recognized at the date of initial application.

The impact on assets, liabilities and equity when retrospectively applying IFRS 15 on January 1, 2018 is detailed below:

	Carrying Amount as of December 31, 2017 (IAS 18 and Revenue-related Interpretations)	Adjustments Arising from Initial Application	Carrying Amount as of January 1, 2018 (IFRS 15)	Note

Inventories	$73,880,747	$(19,746)	$73,861,001	(1)
Contract assets	—	34,177	34,177	(1)
Investments accounted for using equity method	17,861,488	19,483	17,880,971	(1)

Total effect on assets		$33,914

Provisions - current	13,961,787	$(13,961,787)	—	(2)
Accrued expenses and other current liabilities	65,588,396	13,961,787	79,550,183	(2)

Total effect on liabilities		$—

Retained earnings	1,233,362,010	$32,029	1,233,394,039	(1)
Non-controlling interests	702,110	1,885	703,995	(1)

Total effect on equity		$33,914

(1)

Prior to the application of IFRS 15, the Company recognizes revenue based on the accounting treatment of the sales of goods. Under IFRS 15, certain subsidiaries and associates accounted for using equity method will change to recognize revenue over time because customers are deemed to have control over the products when the products are manufactured. As a result, the Company will recognize contract assets (classified under other current assets) and adjust related assets and equity accordingly.

(2)

Prior to the application of IFRS 15, the Company recognized the estimation of sales returns and allowance as provisions. Under IFRS 15, the Company recognizes such estimation as refund liability (classified under accrued expenses and other current liabilities).

The following table shows the amount affected in the current period by the application of IFRS 15 as compared to IAS 18:

Impact on Assets, Liabilities and Equity

June 30, 2018

Decrease in inventories	$(17,365)
Increase in contract assets	32,090
Increase in investments accounted for using equity method	35,977

Total effect on assets	$50,702

Decrease in provisions - current	$(17,961,777)
Increase in accrued expenses and other current liabilities	17,961,503
Increase in income tax payable	3,000

Total effect on liabilities	$2,726

Increase in retained earnings	$46,409
Increase in non-controlling interests	1,567

Total effect on equity	$47,976

Impact on Total Comprehensive Income

	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018

Increase in net revenue	$1,907	$32,364
Increase in cost of revenue	(927)	(17,365)
Increase in share of the profit or loss of associates	10,076	35,977
Increase in income tax expense	(196)	(3,000)

Increase in net income for the period	$10,860	$47,976

Increase in net income/total comprehensive income attributable to:
Shareholders of the parent	$10,758	$46,409
Non-controlling interests	102	1,567

	$10,860	$47,976

3)	Please refer to Note 32 for the disclosure of amendment to IAS 7 “Disclosure Initiative”

b.

Amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers for application starting from 2019 and the IFRSs issued by IASB and endorsed by FSC with effective date starting 2019

New, Amended or Revised Standards and Interpretations (the “New IFRSs”)	Effective Date Announced by IASB (Note 1)

Annual Improvements to IFRSs 2015-2017 Cycle	January 1, 2019
Amendments to IFRS 9 “Prepayment Features with Negative Compensation”	January 1, 2019 (Note 2)
IFRS 16 “Leases”	January 1, 2019
Amendments to IAS 19 “Plan Amendment, Curtailment or Settlement”	January 1, 2019 (Note 3)
Amendments to IAS 28 “Long-term Interests in Associates and Joint Ventures”	January 1, 2019
IFRIC 23 “Uncertainty over Income Tax Treatments”	January 1, 2019

Note 1:	Unless stated otherwise, the above New IFRSs are effective for annual periods beginning on or after their respective effective dates.
Note 2:	The FSC permits the election for early adoption of the amendments starting from 2018.
Note 3:	The Company shall apply these amendments to plan amendments, curtailments or settlements occurring on or after January 1, 2019.

Except for the following items, the Company believes that the adoption of aforementioned standards or interpretations will not have a significant effect on the Company’s accounting policies.

1)	IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Upon initial application of IFRS 16, if the Company is a lessee, it will recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Company will present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for both the principal and interest portion of the lease liability will be classified within financing activities. Currently, payments under operating lease contracts are recognized as expenses on a straight-line basis. Cash flows for operating leases are classified within operating activities on the consolidated statements of cash flows.

Under initial application of IFRS 16, the Company may elect to apply this standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this standard recognized at the date of initial application.

c.	The IFRSs issued by IASB but not yet endorsed and issued into effect by FSC

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB

As of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the aforementioned standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2017.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRSs endorsed and issued into effect by the FSC (collectively, “Taiwan-IFRSs”).

Basis of Consolidation

The basis of preparation and the basis for the consolidated financial statements

The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2017.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		June 30, 2018	December 31, 2017	June 30, 2017	Note

TSMC	TSMC North America	Selling and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	—
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	—
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	100%	b)
	VisEra Technologies Company Ltd. (VisEra Tech)	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsin-Chu, Taiwan	87%	87%	87%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a)
	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	100%	100%	a), c)
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in the manufacturing related business in the semiconductor industry	Delaware, U.S.A.	100%	100%	100%	—
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a), d)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a), d)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	—
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	39%	39%	58%	a), e)
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	100%	a)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not reviewed by the Company’s independent auditors.
Note b:

Under the investment agreement entered into with the municipal government of Nanjing, China, the Company will make an investment in Nanjing in the amount of approximately US$3 billion to establish a subsidiary operating a 300mm wafer fab with the capacity of 20,000 12-inch wafers per month, and a design service center.

Note c:	TSMC Solar Europe GmbH is under liquidation procedures.
Note d:	ISDF and ISDF II are under liquidation procedures.
Note e:

Starting December 2017, the Company no longer had the majority of voting power and control over Mutual-Pak. As a result, Mutual-Pak is no longer consolidated and is accounted for using the equity method.

Financial Assets

The classification of financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets are recognized and derecognized on a trade date or settlement date basis for which financial assets were classified in the same way, respectively. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

a.	Category of financial assets and measurement

2018

Financial assets are classified into the following categories: financial assets at FVTPL, investments in debt instruments and equity instruments at FVTOCI, and financial assets at amortized cost.

1)	Financial asset at FVTPL

For certain financial assets which include debt instruments that do not meet the criteria of amortized cost or FVTOCI, it is mandatorily required to measure them at FVTPL. Any gain or loss arising from remeasurement is recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest earned on the financial asset.

2)	Investments in debt instruments at FVTOCI

Debt instruments with contractual terms specifying that cash flows are solely payments of principal and interest on the principal amount outstanding, together with objective of collecting contractual cash flows and selling the financial assets, are measured at FVTOCI.

Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment gains or losses on investments in debt instruments at FVTOCI are recognized in profit or loss. Other changes in the carrying amount of these debt instruments are recognized in other comprehensive income and will be reclassified to profit or loss when these debt instruments are disposed.

3)	Investments in equity instruments at FVTOCI

On initial recognition, the Company may irrevocably designate investments in equity investments that is not held for trading as at FVTOCI.

Investments in equity instruments at FVTOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity.

Dividends on these investments in equity instruments at FVTOCI are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the Company’s right clearly represent a recovery of part of the cost of the investment.

4)	Measured at amortized cost

Cash and cash equivalents, debt instrument investments, notes and accounts receivable (including related parties), other receivables and refundable deposits are measured at amortized cost.

Debt instruments with contractual terms specifying that cash flows are solely payments of principal and interest on the principal amount outstanding, together with objective of holding financial assets in order to collect contractual cash flows, are measured at amortized cost.

Subsequent to initial recognition, financial assets measured at amortized cost are measured at amortized cost, which equals to carrying amount determined by the effective interest method less any impairment loss.

2017

Financial assets are classified into the following specified categories: Financial assets at FVTPL, held-to-maturity financial assets, available-for-sale financial assets and loans and receivables.

1)	Financial asset at FVTPL

Financial assets are classified as at fair value through profit or loss when the financial asset is either held for trading or it is designated as at fair value through profit or loss.

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

2)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity financial assets or (c) financial assets at fair value through profit or loss.

Available-for-sale financial assets are measured at fair value. Interest income from available-for-sale monetary financial assets and dividends on available-for-sale equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

Available-for-sale equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period. Such equity instruments are subsequently remeasured at fair value when their fair value can be reliably measured, and the difference between the carrying amount and fair value is recognized in profit or loss or other comprehensive income.

3)	Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment.

4)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including cash and cash equivalents, notes and accounts receivable and other receivables are measured at amortized cost using the effective interest method, less any impairment, except for those loans and receivables with immaterial discounted effect.

b.	Impairment of financial assets

2018

At the end of each reporting period, a loss allowance for expected credit loss is recognized for financial assets at amortized cost (including accounts receivable) and for investments in debt instruments that are measured at FVTOCI.

The loss allowance for accounts receivable is measured at an amount equal to lifetime expected credit losses. For financial assets at amortized cost and investments in debt instruments that are measured at FVTOCI, when the credit risk on the financial instrument has not increased significantly since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from possible default events of a financial instrument within 12 months after the reporting date. If, on the other hand, there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from all possible default events over the expected life of a financial instrument.

The Company recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognized in other comprehensive income and does not reduce the carrying amount of the financial asset.

2017

Financial assets, other than those carried at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Those financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, their estimated future cash flows have been affected.

For financial assets carried at amortized cost, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

For financial assets carried at amortized cost, the amount of the impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the financial assets at the date the impairment loss is reversed does not exceed what the amortized cost would have been had the impairment loss not been recognized.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the year.

In respect of available-for-sale equity instruments, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to the recognition of an impairment loss is recognized in other comprehensive income and accumulated under the heading of unrealized gains or losses from available-for-sale financial assets.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account.

c.	Derecognition of financial assets

2018

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. On derecognition of an investment in a debt instrument at FVTOCI, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss. However, on derecognition of an investment in an equity instrument at FVTOCI, the cumulative gain or loss that had been recognized in other comprehensive income is transferred directly to retained earnings, without recycling through profit or loss.

2017

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the financial asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Hedge Accounting

a.	Fair value hedges

The Company designates certain hedging instruments, such as interest rate futures contracts, to partially hedge against the price risk caused by changes in interest rates in the Company’s investments in fixed income securities as fair value hedge. Changes in the fair value of hedging instrument that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset that are attributable to the hedged risk.

b.	Cash flow hedges

The Company designates certain hedging instruments, such as forward exchange contracts, to partially hedge its foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The effective portion of changes in the fair value of hedging instruments is recognized in other comprehensive income. When the forecast transactions actually take place, the associated gains or losses that were recognized in other comprehensive income are removed from equity and included in the initial cost of the hedged items. The gains or losses from hedging instruments relating to the ineffective portion are recognized immediately in profit or loss.

2018

The Company prospectively discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance when the hedging instrument expires or is sold, terminated or exercised.

2017

Hedge accounting was discontinued prospectively when the Company revoked the designated hedging relationship, when the hedging instrument expired or was sold, terminated, or exercised; or no longer met the criteria for hedge accounting.

Revenue Recognition

2018

The Company identifies the contract with the customers, and recognizes revenue when performance obligations are satisfied.

Revenue from the sale of goods is mainly recognized when a customer obtains control of promised goods, at which time the goods are delivered to the customer’s specific location and performance obligation is satisfied.

Revenue from sale of goods is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances. Provision for estimated sales returns and other allowances is generally made and adjusted based on historical experience and the consideration of varying contractual terms to recognize refund liabilities, which is classified under accrued expenses and other current liabilities.

In principle, payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.

2017

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Company; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

In principle, payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.

Dividend and interest income

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established, provided that it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period. When tax rate changes during the interim period, the effect of the change in tax rate relating to transactions recognized outside scope of profit or loss is recognized in full in the period in which the change in tax rate occurs. The effect of the change in tax rate relating to transactions recognized in profit or loss is incorporated into estimation of the average annual income tax rate, with corresponding effect recognized throughout the interim periods.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

Except for the following paragraphs, the same critical accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2017.

For Level 3 fair value measurement on equity investments, the Company determines the estimated fair value by selecting appropriate valuation methods primarily based on investees’ financial positions, operation results and recent financing activities, the market transaction prices of the similar investments, market conditions and the required discount factors. As such, the estimated fair value may be different from the actual disposal price in the future. The Company reassesses the fair value measurement quarterly based on the market conditions to ensure the appropriateness of the fair value measurement.

Please refer to Note 33 for information about the valuation techniques and inputs used in determining the fair value of various investments.

6.	CASH AND CASH EQUIVALENTS

	June 30, 2018	December 31, 2017	June 30, 2017

Cash and deposits in banks	$627,258,280	$551,919,770	$570,466,958
Repurchase agreements collateralized by corporate bonds	4,551,750	—	—
Commercial paper	419,850	695,901	—
Agency bonds	—	776,025	—

	$632,229,880	$553,391,696	$570,466,958

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30, 2018	December 31, 2017	June 30, 2017

Financial assets

Mandatorily measured at FVTPL
Agency bonds/ Agency mortgage-backed securities	$717,735	$—	$—
Forward exchange contracts	356,335	—	—
Asset-backed securities	130,966	—	—

	1,205,036	—	—

Held for trading
Forward exchange contracts	—	569,751	209,435

Designated as at FVTPL
Time deposit	—	—	4,725,106
Forward exchange contracts	—	—	60,710

	—	—	4,785,816

	$1,205,036	$569,751	$4,995,251

Financial liabilities

Held for trading
Forward exchange contracts	$1,057,719	$26,709	$82,552

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. These derivative contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

June 30, 2018

Sell NT$/Buy EUR	July 2018 to September 2018	NT$8,748,750/EUR248,000
Sell NT$/Buy JPY	July 2018 to August 2018	NT$6,661,029/JPY24,396,000
Sell US$/Buy RMB	July 2018 to August 2018	US$698,000/RMB4,540,519
Sell US$/Buy NT$	July 2018 to August 2018	US$962,500/NT$28,710,052
Sell US$/Buy JPY	July 2018	US$34,627/JPY3,796,536
Sell US$ /Buy EUR	July 2018	US$5,301/EUR4,530
Sell US$/Buy GBP	July 2018	US$55/GBP41
Sell RMB/Buy US$	July 2018 to August 2018	RMB2,050,582/US$315,000

(Continued)

Contract Amount
	Maturity Date	(In Thousands)

December 31, 2017

Sell NT$/Buy EUR	January 2018 to February 2018	NT$6,002,786/EUR169,000
Sell NT$/Buy JPY	February 2018	NT$996,294/JPY3,800,000
Sell US$/Buy JPY	January 2018	US$2,191/JPY246,724
Sell US$/Buy RMB	January 2018	US$558,000/RMB3,679,575
Sell US$/Buy NT$	January 2018 to February 2018	US$1,661,500/NT$49,673,320
Sell RMB /Buy EUR	January 2018	RMB38,967/EUR4,994
Sell RMB/Buy JPY	January 2018	RMB409,744/JPY7,062,536
Sell RMB/Buy GBP	January 2018	RMB3,637/GBP413

June 30, 2017

Sell NT$/Buy EUR	July 2017	NT$5,591,846/EUR164,500
Sell NT$/Buy JPY	July 2017	NT$7,413,646/JPY27,100,000
Sell US$/Buy EUR	July 2017	US$89,202/EUR79,000
Sell US$/Buy JPY	July 2017	US$53,585/JPY6,000,000
Sell US$/Buy NT$	July 2017 to August 2017	US$277,700/NT$8,440,651
Sell US$/Buy RMB	July 2017 to September 2017	US$557,000/RMB3,805,715

(Concluded)

Investments in debt instruments at FVTOCI were classified as available-for-sale financial assets under IAS 39. Refer to Notes 3 and 9 for information relating to their reclassification and comparative information for 2017.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME-2018

June 30, 2018

Investments in debt instruments at FVTOCI
Corporate bonds	$40,298,039
Agency bonds/ Agency mortgage-backed securities	35,043,747
Asset-backed securities	14,321,226
Government bonds	10,370,874
Commercial paper	228,618

100,262,504

Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	5,694,784
Publicly traded stocks	1,765,104

7,459,888

$107,722,392

Current	$102,027,608
Non-current	5,694,784

$107,722,392

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI.

For the six months ended June 30, 2018, the Company sold shares of stocks for NT$206,165 thousand mainly because the strategic purpose no longer exists and the non-publicly traded investee has been merged. The related other equity-unrealized gain or loss on financial assets at FVTOCI of NT$79,935 thousand were transferred to decrease retained earnings.

Dividends from equity investments designated as at FVTOCI recognized during the three months and six months ended June 30, 2018 were NT$157,905 thousand and NT$158,358 thousand, respectively, all related to investments held at the end of the reporting period.

As of June 30, 2018, the cumulative loss allowance for expected credit loss of NT$29,807 thousand is recognized under investments in debt instruments at FVTOCI. Refer to Note 33 for information relating to their credit risk management and expected credit loss.

Investments in equity and debt instruments at FVTOCI were classified as available-for-sale financial assets and cost methods (only for equity instruments) under IAS 39. Refer to Notes 3, 9 and 12 (only for equity instruments) for information relating to their reclassification and comparative information for 2017.

9.	AVAILABLE-FOR-SALE FINANCIAL ASSETS-2017

	December 31, 2017	June 30, 2017

Corporate bonds	$40,165,148	$32,784,516
Agency bonds/Agency mortgage-backed securities	29,235,388	21,861,711
Asset-backed securities	13,459,545	12,005,502
Government bonds	7,817,723	6,607,624
Publicly traded stocks	2,548,054	2,635,124
Commercial paper	148,295	358,175

	$93,374,153	$76,252,652

10.	HELD-TO-MATURITY FINANCIAL ASSETS-2017

	December 31, 2017	June 30, 2017

Corporate bonds	$19,338,764	$21,157,966
Structured product	1,482,950	1,520,700
Commercial paper	—	498,818
Negotiable certificate of deposit	—	4,562,100

	$20,821,714	$27,739,584

Current portion	$1,988,385	$7,210,380
Noncurrent portion	18,833,329	20,529,204

	$20,821,714	$27,739,584

11.	FINANCIAL ASSETS AT AMORTIZED COST-2018

June 30, 2018

Corporate bonds	$19,386,500
Structured product	1,526,500
Less: Allowance for impairment loss	(8,728)

$20,904,272

Current portion	$13,427,398
Noncurrent portion	7,476,874

$20,904,272

Financial assets at amortized cost were classified as held-to-maturity financial assets under IAS 39. Refer to Notes 3 and 10 for information relating to their reclassification and comparative information for 2017. Refer to Note 33 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

12.	FINANCIAL ASSETS CARRIED AT COST-2017

The Company’s investment classified as financial assets carried at cost primarily consists of non-publicly traded equity investments. Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded equity investments, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

The stock of Aquantia was listed in November 2017. Accordingly, the Company reclassified the aforementioned investment from financial assets carried at cost to available-for-sale financial assets.

13.	HEDGING FINANCIAL INSTRUMENTS

2018

June 30, 2018

Financial assets- current

Fair value hedges
Interest rate futures contracts	$14,279
Cash flow hedges
Forward exchange contracts	17,413

$31,692

Financial liabilities- current

Fair value hedges
Interest rate futures contracts	$1,244
Cash flow hedges
Forward exchange contracts	29,474

$30,718

Fair value hedge

The Company entered into interest rate futures contracts, which are used to partially hedge against the price risk caused by changes in interest rates in the Company’s investments in fixed income securities. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.

On the basis of economic relationships, the Company expects that the value of the interest rate futures contracts and the value of the hedged financial assets will change in opposite directions in response to movements in interest rates.

The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate future contracts. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarize the information relating to the hedges for interest rate risk as of June 30, 2018.

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness

US treasury bonds interest rate futures contracts	US$	217,100	September 2018	$99,363

Hedged Items	Asset Carrying Amount as of June 30, 2018	Asset Accumulated Amount of Fair Value Hedge Adjustments	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness

Financial assets at FVTOCI	$13,914,694	$(54,821)	$(91,638)

The effect on comprehensive income for the six months ended June 30, 2018 is detailed below:

Comprehensive Income	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in which Hedge Ineffectiveness is Included

Fair value hedge	$7,725	Other gains and losses

Cash flow hedge

The Company entered into forward exchange contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward exchange contracts have maturities of 12 months or less.

On the basis of economic relationships, the Company expects that the value of forward exchange contracts and the value of the hedged transactions will change in opposite directions in response to movements in foreign exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward exchange contracts. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarize the information relating to the hedges for foreign currency risk.

Hedging Instruments	Contract Amount (in Thousands)		Maturity	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness

Forward exchange contracts	NT$	3,575,476/EUR100,000	July 2018 to September 2018	$15,343

Hedged items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness	Balance in Other Equity (Continuing Hedges)

Cash flow hedge
Forecast transaction (capital expenditures)	$ (15,343)	$15,436

Refer to Note 24(d) for gain or loss arising from changes in the fair value of hedging instruments and the amount transferred to initial carrying amount of hedged items.

2017

The Company’s hedging policies for 2017 are the same as those mentioned previously in 2018, the instruments employed are as follows:

	December 31, 2017	June 30, 2017

Financial assets- current

Fair value hedges
Interest rate futures contracts	$27,016	$4,783
Cash flow hedges
Forward exchange contracts	7,378	19,734

	$34,394	$24,517

(Continued)

	December 31, 2017	June 30, 2017

Financial liabilities- current

Fair value hedges
Interest rate futures contracts	$—	$19
Cash flow hedges
Forward exchange contracts	15,562	—

	$15,562	$19

(Concluded)

The Company entered into interest rate futures contracts, which are used to partially hedge against the price risk caused by changes in interest rates in the Company’s investments in fixed income securities.

The outstanding interest rate futures contracts consisted of the following:

Maturity Period	Contract Amount (US$ in Thousands)

December 31, 2017

March 2018	US$	169,400

June 30, 2017

September 2017	US$	115,000

The Company entered into forward exchange contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). These contracts have maturities of 12 months or less.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

December 31, 2017

Sell NT$/Buy EUR	February 2018 to May 2018	NT$2,649,104/EUR75,000

June 30, 2017

Sell NT$/Buy EUR	October 2017	NT$329,400/EUR10,000

14.	NOTES AND ACCOUNTS RECEIVABLE, NET

	June 30, 2018	December 31, 2017	June 30, 2017

At amortized cost
Notes and accounts receivable	$84,650,270	$121,604,989	$110,365,090
Less: Loss allowance	(63,527)	(471,741)	(471,808)

	84,586,743	121,133,248	109,893,282

At FVTOCI	2,510,104	—	—

Notes and accounts receivable, net	$87,096,847	$121,133,248	$109,893,282

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

2018

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels. Such risk levels are determined with factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable, net

June 30, 2018

Not past due	$79,391,718
Past due
Past due within 30 days	7,323,783
Past due 31-60 days	140,500
Past due 61-120 days	57,183
Past due over 121 days	183,663

$87,096,847

Movements of the loss allowance for accounts receivable
Balance at January 1, 2018 (IAS 39)	$471,741
Effect of retrospective application of IFRS 9	(244,773)

Balance at January 1, 2018 (IFRS 9)	226,968
Provision (Reversal)	(163,437)
Effect of exchange rate changes	(4)

Balance at June 30, 2018	$63,527

For the six months ended June 30, 2018, the loss allowance decreased mainly due to the decrease in the balance of accounts receivable.

2017

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. There was no impairment concern for the accounts receivable that were past due without recognizing a specific allowance for doubtful receivables since there was no significant change in the credit quality of its customers after the assessment. In addition, the Company has obtained guarantee against certain receivables.

Aging analysis of notes and accounts receivable, net

	December 31, 2017	June 30, 2017

Neither past due nor impaired	$105,295,219	$102,621,332
Past due but not impaired
Past due within 30 days	13,984,125	3,770,828
Past due 31-60 days	929,672	1,723,349
Past due 61-120 days	582,821	1,777,773
Past due over 121 days	341,411	—

	$121,133,248	$109,893,282

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance at January 1, 2017	$1,848	$478,270	$480,118
Reversal/Write-off	(1,848)	(6,305)	(8,153)
Effect of exchange rate changes	—	(157)	(157)

Balance at June 30, 2017	$—	$471,808	$471,808

15.	INVENTORIES

	June 30, 2018	December 31, 2017	June 30, 2017

Finished goods	$10,771,461	$9,923,338	$9,445,865
Work in process	73,688,538	53,362,160	42,817,413
Raw materials	10,151,101	7,143,806	5,866,098
Supplies and spare parts	4,420,977	3,451,443	2,881,149

	$99,032,077	$73,880,747	$61,010,525

Write-down of inventories to net realizable value and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue, which were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017

Inventory losses (reversal of write-down of inventories)	$365,574	$(520,998)	$1,066,014	$(1,463,341)

16.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	June 30, 2018	December 31, 2017	June 30, 2017	June 30, 2018	December 31, 2017	June 30, 2017

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$7,991,101	$8,568,344	$7,956,845	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and selling of integrated circuits and other semiconductor devices	Singapore	4,928,611	5,677,640	7,596,341	39%	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	1,679,997	2,292,100	2,344,813	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,044,164	1,300,194	1,078,026	35%	35%	35%
Mutual-Pak	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	19,775	23,210	—	39%	39%	—

			$15,663,648	$17,861,488	$18,976,025

Starting December 2017, the Company no longer had the majority of voting power and control over Mutual-Pak. As a result, Mutual-Pak is no longer consolidated and is accounted for using the equity method.

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	June 30, 2018	December 31, 2017	June 30, 2017

VIS	$32,402,800	$30,638,751	$27,853,410

GUC	$12,769,129	$11,905,404	$6,022,734

Xintec	$6,765,941	$9,180,759	$5,541,840

17.	PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2018	$3,983,243	$379,134,613	$2,487,752,265	$42,391,516	$167,353,490	$3,080,615,127
Additions (Deductions)	—	22,038,114	131,502,040	3,906,855	(44,079,362)	113,367,647
Disposals or retirements	—	(18,624)	(2,721,863)	(337,434)	—	(3,077,921)
Effect of exchange rate changes	22,649	365,959	2,414,939	51,032	(110,352)	2,744,227

Balance at June 30, 2018	$4,005,892	$401,520,062	$2,618,947,381	$46,011,969	$123,163,776	$3,193,649,080

Accumulated depreciation and impairment

Balance at January 1, 2018	$510,498	$194,446,521	$1,795,448,842	$27,666,944	$—	$2,018,072,805
Additions	13,462	12,016,411	126,065,287	2,718,596	—	140,813,756
Disposals or retirements	—	(6,764)	(1,823,921)	(337,219)	—	(2,167,904)
Impairment	—	—	488,336	—	—	488,336
Effect of exchange rate changes	15,454	323,661	1,793,585	41,325	—	2,174,025

Balance at June 30, 2018	$539,414	$206,779,829	$1,921,972,129	$30,089,646	$—	$2,159,381,018

Carrying amounts at January 1, 2018	$3,472,745	$184,688,092	$692,303,423	$14,724,572	$167,353,490	$1,062,542,322

Carrying amounts at June 30, 2018	$3,466,478	$194,740,233	$696,975,252	$15,922,323	$123,163,776	$1,034,268,062

Cost

Balance at January 1, 2017	$4,049,292	$304,404,474	$2,042,867,744	$34,729,640	$387,199,675	$2,773,250,825
Additions (Deductions)	—	64,811,014	375,300,110	4,672,797	(248,117,207)	196,666,714
Disposals or retirements	—	(36,957)	(3,486,590)	(317,146)	—	(3,840,693)
Reclassification	—	—	8,791	1,507	—	10,298
Effect of exchange rate changes	(46,417)	(867,048)	(3,532,198)	(111,395)	(62,640)	(4,619,698)

Balance at June 30, 2017	$4,002,875	$368,311,483	$2,411,157,857	$38,975,403	$139,019,828	$2,961,467,446

Accumulated depreciation and impairment

Balance at January 1, 2017	$524,845	$174,349,077	$1,577,377,509	$23,221,707	$—	$1,775,473,138
Additions	14,012	9,400,481	104,345,520	2,339,103	—	116,099,116
Disposals or retirements	—	(28,816)	(3,333,518)	(317,093)	—	(3,679,427)
Reclassification	—	—	8,195	1,466	—	9,661
Effect of exchange rate changes	(29,236)	(713,609)	(3,239,046)	(79,910)	—	(4,061,801)

Balance at June 30, 2017	$509,621	$183,007,133	$1,675,158,660	$25,165,273	$—	$1,883,840,687

Carrying amounts at June 30, 2017	$3,493,254	$185,304,350	$735,999,197	$13,810,130	$139,019,828	$1,077,626,759

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the second quarter of 2018, the Company recognized an impairment loss of NT$488,336 thousand for certain machinery and equipment that was assessed to have no future use, and the recoverable amount of certain machinery and equipment was nil. Such impairment loss was recognized in other operating income and expenses.

18.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2018	$5,648,702	$10,443,257	$25,186,218	$5,716,146	$46,994,323
Additions	—	133,572	1,121,841	332,608	1,588,021
Disposals or retirements	—	—	(65,173)	(31,183)	(96,356)
Effect of exchange rate changes	118,271	(1,257)	2,209	3,268	122,491

Balance at June 30, 2018	$5,766,973	$10,575,572	$26,245,095	$6,020,839	$48,608,479

Accumulated amortization and impairment

Balance at January 1, 2018	$—	$7,694,857	$20,376,693	$4,747,633	$32,819,183
Additions	—	543,815	1,290,224	258,766	2,092,805
Disposals or retirements	—	—	(65,117)	(31,183)	(96,300)
Effect of exchange rate changes	—	(1,257)	934	903	580

Balance at June 30, 2018	$—	$8,237,415	$21,602,734	$4,976,119	$34,816,268

Carrying amounts at January 1, 2018	$5,648,702	$2,748,400	$4,809,525	$968,513	$14,175,140

Carrying amounts at June 30, 2018	$5,766,973	$2,338,157	$4,642,361	$1,044,720	$13,792,211

Cost

Balance at January 1, 2017	$6,007,975	$9,546,007	$22,243,595	$5,386,435	$43,184,012
Additions	—	671,467	902,376	242,792	1,816,635
Retirements	—	—	(75,237)	—	(75,237)
Reclassification	—	—	7,662	(17,960)	(10,298)
Effect of exchange rate changes	(243,177)	(1,089)	(4,585)	(3,895)	(252,746)

Balance at June 30, 2017	$5,764,798	$10,216,385	$23,073,811	$5,607,372	$44,662,366

Accumulated amortization and impairment

Balance at January 1, 2017	$—	$6,147,200	$18,144,428	$4,277,538	$28,569,166
Additions	—	774,708	1,045,257	245,494	2,065,459
Retirements	—	—	(75,237)	—	(75,237)
Reclassification	—	—	7,409	(17,070)	(9,661)
Effect of exchange rate changes	—	(1,094)	(3,985)	(1,174)	(6,253)

Balance at June 30, 2017	$—	$6,920,814	$19,117,872	$4,504,788	$30,543,474

Carrying amounts at June 30, 2017	$5,764,798	$3,295,571	$3,955,939	$1,102,584	$14,118,892

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.5% in its test of impairment as of December 31, 2017 to reflect the relevant specific risk in the cash-generating unit.

For the year ended December 31, 2017, the Company assessed goodwill impairment and recognized an impairment loss of NT$13,520 thousand related to a subsidiary since the operating result of this cash generating unit was not as expected and the recoverable amount of goodwill was nil. Such impairment loss was recognized in other operating income and expenses.

19.	OTHER ASSETS

	June 30, 2018	December 31, 2017	June 30, 2017

Tax receivable	$4,988,021	$4,021,602	$3,100,287
Prepaid expenses	1,006,234	1,559,963	1,242,518
Others	2,051,943	1,623,995	1,501,816

	$8,046,198	$7,205,560	$5,844,621

Current portion	$6,314,005	$4,222,440	$3,777,530
Noncurrent portion	1,732,193	2,983,120	2,067,091

	$8,046,198	$7,205,560	$5,844,621

20.	SHORT-TERM LOANS

	June 30, 2018	December 31, 2017	June 30, 2017

Unsecured loans
Amount	$30,835,300	$63,766,850	$54,745,200

Original loan content
US$ (in thousands)	$1,010,000	$2,150,000	$1,800,000
Annual interest rate	2.30%-2.42%	1.54%-1.82%	1.27%-1.33%
Maturity date	Due by July 2018	Due by February 2018	Due by July 2017

21.	PROVISIONS

The Company’s current provisions were provisions for sales returns and allowances.

Sales Returns and Allowances

Six months ended June 30, 2017

Balance, beginning of period	$18,037,789
Provision	20,743,207
Payment	(24,930,685)
Effect of exchange rate changes	(32,095)

Balance, end of period	$13,818,216

Provisions for sales returns and allowances are estimated based on historical experience and the consideration of varying contractual terms, and are recognized as a reduction of revenue in the same year of the related product sales.

Starting from 2018, the Company recognizes the estimation of sales returns and allowance as refund liability (classified under accrued expenses and other current liabilities) upon initial application of IFRS 15.

22.	BONDS PAYABLE

	June 30, 2018	December 31, 2017	June 30, 2017

Domestic unsecured bonds	$99,300,000	$116,100,000	$144,200,000
Overseas unsecured bonds	—	34,107,850	34,976,100

	99,300,000	150,207,850	179,176,100
Less: Discounts on bonds payable	—	(6,728)	(20,175)
Less: Current portion	(15,900,000)	(58,401,122)	(79,855,925)

	$83,400,000	$91,800,000	$99,300,000

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

April 2013 to April 2018	US$	1,150,000	1.625%	Bullet repayment; interest payable semi-annually

23.	GUARANTEE DEPOSITS

	June 30, 2018	December 31, 2017	June 30, 2017

Capacity guarantee	$11,296,100	$13,346,550	$16,727,700
Receivables guarantee	788,071	2,427,548	4,293,198
Others	242,094	306,521	292,113

	$12,326,265	$16,080,619	$21,313,011

Current portion (classified under accrued expenses and other current liabilities)	$6,961,106	$8,493,829	$10,494,634
Noncurrent portion	5,365,159	7,586,790	10,818,377

	$12,326,265	$16,080,619	$21,313,011

Some of guarantee deposits were refunded to customers by offsetting related accounts receivable.

24.	EQUITY

a.	Capital stock

	June 30, 2018	December 31, 2017	June 30, 2017

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000	$280,500,000

Issued and paid shares (in thousands)	25,930,380	25,930,380	25,930,380

Issued capital	$259,303,805	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of June 30, 2018, 1,068,157 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,340,787 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	June 30, 2018	December 31, 2017	June 30, 2017

Additional paid-in capital	$24,184,939	$24,184,939	$24,184,939
From merger	22,804,510	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847	8,892,847
From share of changes in equities of subsidiaries	118,792	118,792	110,559
From share of changes in equities of associates	287,384	289,240	289,870
Donations	19,248	19,208	55

	$56,307,720	$56,309,536	$56,282,780

Under the relevant laws, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries and associates and dividend of a claim extinguished by a prescription may be used to offset a deficit; however, when generated from issuance of restricted shares for employees, such capital surplus may not be used for any purpose.

c.	Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation provide the policy about the profit sharing bonus to employees, please refer to Note 31.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain or loss from available-for-sale financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2017 and 2016 earnings have been approved by TSMC’s shareholders in its meeting held on June 5, 2018 and June 8, 2017, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2017	Year 2016	Year 2017	Year 2016

Legal capital reserve	$34,311,148	$33,424,718
Special capital reserve	26,907,527	—
Cash dividends to shareholders	207,443,044	181,512,663	$8	$7

	$268,661,719	$214,937,381

d.	Others

Changes in others were as follows:

	Six Months Ended June 30, 2018
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Compensation	Total

Balance, beginning of period (IFRS 9)	$(26,697,680)	$(524,915)	$4,226	$(10,290)	$(27,228,659)
Exchange differences arising on translation of foreign operations	13,833,418	—	—	—	13,833,418
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	—	(891,320)	—	—	(891,320)
Debt instruments	—	(1,520,336)	—	—	(1,520,336)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	—	79,935	—	—	79,935
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	—	512,267	—	—	512,267
Loss allowance adjustments from debt instruments	—	(1,701)	—	—	(1,701)
Gain (loss) arising on changes in the fair value of hedging instruments	—	—	15,343	—	15,343
Transferred to initial carrying amount of hedged items	—	—	(2,605)	—	(2,605)
Share of other comprehensive income (loss) of associates	77,103	5,613	—	—	82,716
Share of unearned stock-based employee compensation of associates	—	—	—	4,063	4,063
Income tax effect	—	37,913	(1,528)	—	36,385

Balance, end of period	$(12,787,159)	$(2,302,544)	$15,436	$(6,227)	$(15,080,494)

	Six Months Ended June 30, 2017
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$1,661,237	$2,641	$105	$—	$1,663,983
Exchange differences arising on translation of foreign operations	(19,888,672)	—	—	—	(19,888,672)
Changes in fair value of available-for-sale financial assets	—	(130,925)	—	—	(130,925)
Cumulative (gain) loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	61,679	—	—	61,679
Gain (loss) arising on changes in the fair value of hedging instruments	—	—	82,504	—	82,504
Transferred to initial carrying amount of hedged items	—	—	(63,507)	—	(63,507)
Share of other comprehensive income (loss) of associates	(59,080)	436	14	—	(58,630)
Share of unearned stock-based employee compensation of associates	—	—	—	(15,384)	(15,384)
Income tax effect	—	54,721	(2,280)	—	52,441

Balance, end of period	$(18,286,515)	$(11,448)	$16,836	$(15,384)	$(18,296,511)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

25.	NET REVENUE

a.	Disaggregation of revenue from contracts with customers

Production	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018

Wafer	$213,014,626	$432,706,289
Others	20,262,185	48,649,193

	$233,276,811	$481,355,482

Region	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018

Taiwan	$19,660,007	$38,061,301
United States	122,125,637	267,342,371
China	53,837,800	100,350,834
Europe, the Middle East and Africa	17,408,485	34,868,852
Japan	15,445,309	31,991,592
Others	4,799,573	8,740,532

	$233,276,811	$481,355,482

The Company categorized the net revenue mainly based on the country in which the customer is headquartered.

Application Type	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018

Communication	$111,971,421	$248,865,976
Industrial/Standard	54,854,493	112,604,320
Computer	47,925,899	85,515,033
Consumer	18,524,998	34,370,153

	$233,276,811	$481,355,482

Customer Type	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018

Fabless semiconductor companies/systems companies	$189,965,256	$394,326,000
Integrated device manufacturers	43,152,586	86,682,052
Others	158,969	347,430

	$233,276,811	$481,355,482

Resolution	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018

7-nanometer	$913,283	$913,283
10-nanometer	26,873,324	67,726,878
16/20-nanometer	53,330,347	100,653,238
28-nanometer	47,910,378	92,067,067
40/45-nanometer	24,329,416	49,569,654
65-nanometer	18,284,124	38,729,343
90-nanometer	10,692,169	20,730,313
0.11/0.13 micron	3,790,129	9,238,932
0.15/0.18 micron	19,579,492	38,873,355
0.25 micron and above	7,311,964	14,204,226

Wafer revenue	$213,014,626	$432,706,289

b.	Contract balances

	June 30, 2018	January 1, 2018

Contract liabilities (classified under accrued expenses and other current liabilities)	$14,164,016	$32,434,829

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

For the three months and six months ended June 30, 2018, the Company recognized NT$4,546,815 thousand and NT$31,512,796 thousand in revenue from the beginning balance of contract liability.

26.	OTHER INCOME

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017

Interest income
Bank deposits	$2,491,474	$1,686,814	$4,665,301	$3,108,923
Financial assets at FVTPL	22,197	—	52,933	—
Financial assets at FVTOCI	842,003	—	1,553,810	—
Financial assets at amortized cost	216,256	—	454,075	—
Available-for-sale financial assets	—	534,810	—	1,005,164
Held-to-maturity financial assets	—	142,337	—	285,458
Structured product	—	119,746	—	189,141

	3,571,930	2,483,707	6,726,119	4,588,686
Dividend income	157,905	142,503	158,358	142,503

	$3,729,835	$2,626,210	$6,884,477	$4,731,189

27.	FINANCE COSTS

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017

Interest expense
Corporate bonds	$383,379	$669,410	$907,900	$1,346,878
Bank loans	244,854	170,466	528,264	309,625
Others	51	37	86	74

	$628,284	$839,913	$1,436,250	$1,656,577

28.	OTHER GAINS AND LOSSES

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017

Gain (loss) on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$(259,939)	$—	$(512,267)	$—
Available-for-sale financial assets	—	(50,329)	—	(59,311)
Financial assets carried at cost	—	4,753	—	4,753
Net gain (loss) on financial instruments at FVTPL
Held for trading	—	923,136	—	1,296,276
Mandatorily measured at FVTPL	(2,393,628)	—	(1,284,918)	—
Designated as at FVTPL	—	47,530	—	97,664
Gain (loss) arising from fair value hedges, net	7,373	(4,007)	7,725	(23,494)
Impairment loss on financial assets
Financial assets carried at cost	—	—	—	(12,032)

(Continued)

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017

The reversal (accrual) of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	$1,418	$—	$1,701	$—
Financial assets at amortized cost	(1,722)	—	(248)	—
Other gains, net	107,300	87,768	13,997	120,184

	$(2,539,198)	$1,008,851	$(1,774,010)	$1,424,040

(Concluded)

29.	INCOME TAX

a.	Income tax expense recognized in profit or loss

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017

Current income tax expense
Current tax expense recognized in the current period	$16,873,624	$20,033,186	$27,858,570	$32,675,274
Income tax adjustments on prior years	(963,356)	(938,292)	(963,356)	(938,292)
Other income tax adjustments	35,161	34,178	74,546	70,534

	15,945,429	19,129,072	26,969,760	31,807,516

Deferred income tax expense (benefit)
Effect of tax rate changes	(340,032)	—	(716,097)	—
The origination and reversal of temporary differences	(311,164)	(719,574)	(803,383)	(1,759,110)
Investment tax credits	—	1,437,317	—	—

	(651,196)	717,743	(1,519,480)	(1,759,110)

	$15,294,233	$19,846,815	$25,450,280	$30,048,406

In 2018, the Income Tax Law in the R.O.C. was amended and, starting from 2018, the corporate income tax rate was adjusted from 17% to 20%. The effect of the change in tax rate on deferred tax income to be recognized in profit or loss is NT$1,474,808 thousand, of which NT$758,711 thousand has not been recognized as of June 30, 2018, with corresponding effect recognized throughout the interim periods. In addition, the tax rate applicable to unappropriated earnings was reduced from 10% to 5%.

b.	Income tax expense recognized in other comprehensive income

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017

Deferred income tax benefit (expense)
Related to unrealized gain/loss on investments in equity instruments at FVTOCI	$(5,767)	$—	$37,913	$—
Related to gain/loss on cash flow hedges	2,946	(2,280)	(1,528)	(2,280)
Related to unrealized gain/loss on available-for-sale financial assets	—	8,321	—	54,721

	$(2,821)	$6,041	$36,385	$52,441

c.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2015. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

30.	EARNINGS PER SHARE

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017

Basic EPS	$2.79	$2.56	$6.25	$5.94

Diluted EPS	$2.79	$2.56	$6.25	$5.94

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Three months ended June 30, 2018

Basic/Diluted EPS
Net income available to common shareholders of the parent	$72,290,539	25,930,380	$2.79

Three months ended June 30, 2017

Basic/Diluted EPS
Net income available to common shareholders of the parent	$66,271,019	25,930,380	$2.56

(Continued)

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Six months ended June 30, 2018

Basic/Diluted EPS
Net income available to common shareholders of the parent	$162,075,161	25,930,380	$6.25

Six months ended June 30, 2017

Basic/Diluted EPS
Net income available to common shareholders of the parent	$153,899,917	25,930,380	$5.94

(Concluded)

31.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017

a. Depreciation of property, plant and equipment

Recognized in cost of revenue	$64,558,463	$52,169,204	$129,357,365	$106,662,166
Recognized in operating expenses	5,786,785	4,790,330	11,439,316	9,424,507
Recognized in other operating income and expenses	6,222	6,221	17,075	12,443

	$70,351,470	$56,965,755	$140,813,756	$116,099,116

b. Amortization of intangible assets

Recognized in cost of revenue	$493,629	$514,854	$978,226	$1,042,762
Recognized in operating expenses	563,585	511,781	1,114,579	1,022,697

	$1,057,214	$1,026,635	$2,092,805	$2,065,459

c. Research and development costs expensed as incurred	$19,891,553	$19,057,456	$40,320,147	$38,469,849

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017

d. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$691,513	$580,666	$1,311,003	$1,156,426
Defined benefit plans	70,466	67,887	140,902	135,762

	761,979	648,553	1,451,905	1,292,188
Other employee benefits	24,316,454	22,809,113	50,707,496	48,098,295

	$25,078,433	$23,457,666	$52,159,401	$49,390,483

Employee benefits expense summarized by function
Recognized in cost of revenue	$14,817,855	$13,905,886	$30,696,262	$29,134,786
Recognized in operating expenses	10,260,578	9,551,780	21,463,139	20,255,697

	$25,078,433	$23,457,666	$52,159,401	$49,390,483

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period, which amounted to NT$4,848,398 thousand and NT$4,445,463 thousand for the three months ended June 30, 2018 and 2017, respectively; and NT$10,872,392 thousand and NT$10,322,557 thousand for the six months ended June 30, 2018 and 2017, respectively. Compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

TSMC’s profit sharing bonus to employees and compensation to directors in the amounts of NT$23,019,082 thousand and NT$368,919 thousand in cash for 2017, respectively, and profit sharing bonus to employees and compensation to directors in the amounts of NT$22,418,339 thousand and NT$376,432 thousand in cash for 2016, respectively, had been approved by the Board of Directors of TSMC held on February 13, 2018 and February 14, 2017, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2017 and 2016, respectively.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

32.	CASH FLOW INFORMATION

Reconciliation of liabilities arising from financing activities

			Non-cash changes
	Balance as of January 1, 2018	Financing Cash Flow	Foreign Exchange Movement	Other Changes (Note)	Balance as of June 30, 2018

Short-term loans	$63,766,850	$(33,743,725)	$812,175	$—	$30,835,300
Guarantee deposits	16,080,619	(1,161,028)	369,124	(2,962,450)	12,326,265
Bonds payable	150,201,122	(50,524,900)	(382,878)	6,656	99,300,000

Total	$230,048,591	$(85,429,653)	$798,421	$(2,955,794)	$142,461,565

Note:	Other changes include amortization of bonds payable and guarantee deposits refunded to customers by offsetting related accounts receivable.

33.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

June 30, 2018

Financial assets
Financial assets at FVTPL (Note 1)	$1,205,036
Financial assets at FVTOCI (Note 2)	110,232,496
Hedging financial assets	31,692
Amortized cost (Note 3)	757,509,475

$868,978,699

Financial liabilities
FVTPL (Note 4)	$1,057,719
Hedging financial liabilities	30,718
Amortized cost (Note 5)	463,211,148

$464,299,585

Note 1:	Financial assets mandatorily measured at FVTPL.
Note 2:	Including notes and accounts receivable, net, debt and equity investments.
Note 3:	Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables and refundable deposits.
Note 4:	Held for trading.
Note 5:

Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, and guarantee deposits.

	December 31, 2017	June 30, 2017

Financial assets
FVTPL (Note 6)	$569,751	$4,995,251
Available-for-sale financial assets (Note 7)	98,248,410	80,565,921
Held-to-maturity financial assets	20,821,714	27,739,584
Hedging derivative financial assets	34,394	24,517
Loans and receivables (Note 8)	684,416,654	685,521,404

	$804,090,923	$798,846,677

Financial liabilities
FVTPL (Note 6)	$26,709	$82,552
Hedging derivative financial liabilities	15,562	19
Amortized cost (Note 9)	340,501,266	533,861,439

	$340,543,537	$533,944,010

Note 6:	Including held for trading and designated as at FVTPL.
Note 7:	Including financial assets carried at cost.
Note 8:	Including cash and cash equivalents, notes and accounts receivable (including related parties), other receivables and refundable deposits.
Note 9:

Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans, and guarantee deposits.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.

Foreign currency risk

Most of the Company’s revenues and expenditures are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company uses derivative financial instruments, such as forward exchange contracts and cross currency swaps, and non-derivative financial instruments, such as foreign currency-denominated debt, to partially hedge the Company’s existing and certain forecasted currency exposure. These hedges will offset only a portion of, but do not eliminate, the financial impact from movements in foreign currency exchange rates.

The Company’s sensitivity analysis of foreign currency risk mainly focuses on the foreign currency monetary items and the derivatives financial instruments at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges relative to the New Taiwan dollar, the net income for the six months ended June 30, 2018 and 2017 would have decreased by NT$261,642 thousand and NT$503,920 thousand, respectively, and the other comprehensive income for the six months ended June 30, 2018 and 2017 would have decreased by NT$356,200 thousand and NT$34,770 thousand, respectively.

Interest rate risk

The Company is exposed to interest rate risk primarily related to its outstanding debt and investments in fixed income securities. All of the Company’s bonds payable have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. As of December 31, 2017, the Company had no outstanding long-term bank loans.

The Company classified its investments in fixed income securities as financial assets at FVTPL, financial assets at FVTOCI and financial assets at amortized costs starting from 2018; as available-for-sale and held-to-maturity financial assets in 2017. Because financial assets at amortized costs and held-to-maturity fixed income securities are measured at amortized cost, changes in interest rates would not affect the fair value. On the other hand, financial assets at FVTPL, financial assets at FVTOCI and available-for-sale fixed income securities are exposed to fair value fluctuations caused by changes in interest rates. The Company utilized interest rate futures to partially hedge the interest rate risk on its financial assets at FVTPL and FVTOCI and available-for-sale fixed income investments. These hedges may offset only a small portion of the financial impact from movements in interest rates.

Based on a sensitivity analysis performed at the end of the reporting period, a hypothetical 100 basis points (1.00%) increase in interest rates across all maturities would have resulted in a decrease in profit or loss by NT$129,053 thousand for the six months ended June 30, 2018, and in a decrease in other comprehensive income by NT$2,280,513 thousand and NT$1,717,186 thousand for six months ended June 30, 2018 and 2017, respectively.

Other price risk

The Company is exposed to equity price risk for 2018 and 2017 arising from financial assets at FVTOCI and available-for-sale equity investments, respectively.

Assuming a hypothetical decrease of 5% in prices of the equity investments at the end of the reporting period for the six months ended June 30, 2018 and 2017, the other comprehensive income would have decreased by NT$353,544 thousand and NT$329,734 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily trade receivables, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s trade receivables are from its customers worldwide. The majority of the Company’s outstanding trade receivables are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on trade receivables, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of June 30, 2018, December 31, 2017 and June 30, 2017, the Company’s ten largest customers accounted for 62%, 70% and 70% of accounts receivable, respectively. The Company believes the concentration of credit risk is not material for the remaining accounts receivable.

Financial credit risk

The Company mitigates its financial credit risk by selecting counterparties with investment-grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.

The risk management of expected credit loss for financial assets at amortized cost and investments in debt instruments at FVTOCI is as follows:

The Company only invests in debt instruments that are rated as investment grade or higher. The credit rating information is supplied by external rating agencies. The Company assesses whether there has been a significant increase in credit risk since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the bond-issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating on trade date and valuation date: (1) Within investment grade (2) Between BB+ and BB-	12 months expected credit loss	0-0.1%
Doubtful	Credit rating on trade date and valuation date: (1) From investment grade to non-investment grade (2) From BB+~BB- to B+~CCC-	Lifetime expected credit loss-not credit impaired	—
In default	Credit rating CC or below	Lifetime expected credit loss-credit impaired	—
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	—

For the six months ended June 30, 2018, the expected credit loss decreases NT$375 thousand, mainly attributed to increase in debt investments of higher credit rating.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalent, debt investment at FVTPL, financial assets at FVTOCI-Current, and financial assets amortized at cost-Current.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

June 30, 2018

Non-derivative financial liabilities

Short-term loans	$30,858,667	$—	$—	$—	$30,858,667
Accounts payable (including related parties)	30,663,178	—	—	—	30,663,178
Payables to contractors and equipment suppliers	39,602,732	—	—	—	39,602,732
Accrued expenses and other current liabilities	42,964,563	—	—	—	42,964,563
Bonds payable	17,267,702	62,143,440	17,059,545	6,115,291	102,585,978
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	6,961,106	5,277,912	87,247	—	12,326,265

	168,317,948	67,421,352	17,146,792	6,115,291	259,001,383

Derivative financial instruments

Forward exchange contracts
Outflows	78,855,358	—	—	—	78,855,358
Inflows	(78,118,962)	—	—	—	(78,118,962)

	736,396	—	—	—	736,396

	$169,054,344	$67,421,352	$17,146,792	$6,115,291	$259,737,779

December 31, 2017

Non-derivative financial liabilities

Short-term loans	$63,801,977	$—	$—	$—	$63,801,977
Accounts payable (including related parties)	30,069,163	—	—	—	30,069,163
Payables to contractors and equipment suppliers	55,723,774	—	—	—	55,723,774
Accrued expenses and other current liabilities	24,659,738	—	—	—	24,659,738
Bonds payable	60,176,818	68,378,787	7,777,715	18,203,601	154,536,921
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	8,493,829	7,503,151	83,639	—	16,080,619

	242,925,299	75,881,938	7,861,354	18,203,601	344,872,192

Derivative financial instruments

Forward exchange contracts
Outflows	67,393,539	—	—	—	67,393,539
Inflows	(67,957,919)	—	—	—	(67,957,919)

	(564,380)	—	—	—	(564,380)

	$242,360,919	$75,881,938	$7,861,354	$18,203,601	$344,307,812

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

June 30, 2017

Non-derivative financial liabilities

Short-term loans	$54,765,829	$—	$—	$—	$54,765,829
Accounts payable (including related parties)	25,611,675	—	—	—	25,611,675
Payables to contractors and equipment suppliers	50,376,846	—	—	—	50,376,846
Accrued expenses and other current liabilities	21,005,399	—	—	—	21,005,399
Bonds payable	82,131,653	66,178,944	13,623,019	22,784,016	184,717,632
Long-term bank loans	10,382	17,389	—	—	27,771
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	10,494,634	10,732,609	85,768	—	21,313,011

	244,396,418	76,928,942	13,708,787	22,784,016	357,818,163

Derivative financial instruments

Forward exchange contracts
Outflows	43,064,181	—	—	—	43,064,181
Inflows	(43,297,762)	—	—	—	(43,297,762)

	(233,581)	—	—	—	(233,581)

	$244,162,837	$76,928,942	$13,708,787	$22,784,016	$357,584,582

(Concluded)

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	June 30, 2018
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Agency bonds/Agency mortgage-backed securities	$—	$717,735	$—	$717,735
Forward exchange contracts	—	356,335	—	356,335
Asset-backed securities	—	130,966	—	130,966

	$—	$1,205,036	$—	$1,205,036

(Continued)

	June 30, 2018
	Level 1	Level 2	Level 3	Total

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$—	$40,298,039	$—	$40,298,039
Agency bonds/Agency mortgage-backed securities	—	35,043,747	—	35,043,747
Asset-backed securities	—	14,321,226	—	14,321,226
Government bonds	10,228,027	142,847	—	10,370,874
Commercial paper	—	228,618	—	228,618

Investments in equity instruments
Non-publicly traded equity investments	—	—	5,694,784	5,694,784
Publicly traded stocks	1,765,104	—	—	1,765,104

Notes and accounts receivable, net	—	2,510,104	—	2,510,104

	$11,993,131	$92,544,581	$5,694,784	$110,232,496

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$14,279	$—	$—	$14,279
Cash flow hedges
Forward exchange contracts	—	17,413	—	17,413

	$14,279	$17,413	$—	$31,692

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$1,057,719	$—	$1,057,719

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$1,244	$—	$—	$1,244
Cash flow hedges
Forward exchange contracts	—	29,474	—	29,474

	$1,244	$29,474	$—	$30,718

	(Concluded)

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$569,751	$—	$569,751

Available-for-sale financial assets

Corporate bonds	$—	$40,165,148	$—	$40,165,148
Agency bonds/Agency mortgage-backed securities	—	29,235,388	—	29,235,388
Asset-backed securities	—	13,459,545	—	13,459,545
Government bonds	7,715,980	101,743	—	7,817,723
Publicly traded stocks	2,548,054	—	—	2,548,054
Commercial paper	—	148,295	—	148,295

	$10,264,034	$83,110,119	$—	$93,374,153

(Continued)

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Hedging derivative financial assets

Fair value hedges
Interest rate futures contracts	$27,016	$—	$—	$27,016
Cash flow hedges
Forward exchange contracts	—	7,378	—	7,378

	$27,016	$7,378	$—	$34,394

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$26,709	$—	$26,709

Hedging derivative financial liabilities

Cash flow hedges
Forward exchange contracts	$—	$15,562	$—	$15,562

(Concluded)

	June 30, 2017
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$209,435	$—	$209,435
Designated as at FVTPL
Time deposit	—	4,725,106	—	4,725,106
Forward exchange contracts	—	60,710	—	60,710

	$—	$4,995,251	$—	$4,995,251

Available-for-sale financial assets

Corporate bonds	$—	$32,784,516	$—	$32,784,516
Agency bonds/Agency mortgage-backed securities	—	21,861,711	—	21,861,711
Asset-backed securities	—	12,005,502	—	12,005,502
Government bonds	6,501,839	105,785	—	6,607,624
Publicly traded stocks	2,635,124	—	—	2,635,124
Commercial paper	—	358,175	—	358,175

	$9,136,963	$67,115,689	$—	$76,252,652

Hedging derivative financial assets

Fair value hedges
Interest rate futures contracts	$4,783	$—	$—	$4,783
Cash flow hedges
Forward exchange contracts	—	19,734	—	19,734

	$4,783	$19,734	$—	$24,517

(Continued)

	June 30, 2017
	Level 1	Level 2	Level 3	Total

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$82,552	$—	$82,552

Hedging derivative financial liabilities

Fair value hedges
Interest rate futures contracts	$19	$—	$—	$19

(Concluded)

In the fourth quarter of 2017, the Company reassessed the bid-ask spread and the transaction volume of the fixed income securities in determining whether there were quoted prices in active markets. Accordingly, the Company classified the fair value hierarchy levels of corporate bonds, agency bonds, agency mortgage-backed securities and some government bonds as level 2. To have consistent comparative basis, the Company had revised prior period classification from level 1 to level 2.

There were no transfers between Level 1 and Level 2 for the six months ended June 30, 2018.

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI. Reconciliations for the six months ended June 30, 2018 were as follows:

Balance at January 1, 2018	$5,841,384
Additions	152,430
Total gains or losses recognized in other comprehensive income	(262,436)
Disposals and proceeds from return of capital of investments	(173,088)
Effect of exchange rate changes	136,494

Balance at June 30, 2018	$5,694,784

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•

The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities, and government bonds are determined by quoted market prices provided by third party pricing services.

•

Forward exchange contracts and cross currency swap contracts are measured using forward exchange rates and the discounted yield curves that are derived from quoted market prices. For investments in commercial paper and time deposit designated as FVTPL, the fair values are determined by the present value of future cash flows based on the discounted yield curves that are derived from the quoted market prices.

•	The fair value of accounts receivables classified as at FVTOCI are determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value Measurement

The fair values of non-public traded equity investments are mainly determined by using the asset approach, the income approach, and the market approach.

To determine the fair value, the Company utilizes the asset approach and takes into account the net asset value measured at the fair value by independent parties. On June 30, 2018, the Company uses unobservable inputs derived from discount for lack of marketability by 10%. When other inputs remain equal, the fair value will decrease by NT$31,749 thousand if discounts for lack of marketability increase by 1%.

The income approach utilizes discounted cash flows to determine the present value of the expected future economic benefits that will be derived from the investment. On June 30, 2018, the Company uses significant unobservable inputs, which include long term revenue growth rate of approximately 3%, discount rate of 10%, discount for lack of marketability of 10%, and discounts for lack of control of 10%. When other inputs remain equal, if long term revenue growth rate decreases by 1%, the fair value will decrease by NT$40,113 thousand; if discount rate increases by 1%, the fair value will decrease by NT$72,776 thousand; if discount for lack of marketability increases by 1%, the fair value will decrease by NT$19,016 thousand; if discount for lack of control increases by 1%, the fair value will decrease by NT$19,016 thousand.

For the remaining few investments, the market approach is used to arrive at their fair value, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s assets and liabilities which are not required to measure at fair value:

	June 30, 2018
	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$19,378,409	$—	$19,530,079	$—	$19,530,079
Structured product	1,525,863	—	1,518,939	—	1,518,939

	$20,904,272	$—	$21,049,018	$—	$21,049,018

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$99,300,000	$—	$101,016,267	$—	$101,016,267

	December 31, 2017
	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3	Total

Financial assets

Held-to-maturity securities
Corporate bonds	$19,338,764	$—	$19,541,419	$—	$19,541,419
Structured product	1,482,950	—	1,475,350	—	1,475,350

	$20,821,714	$—	$21,016,769	$—	$21,016,769

Financial liabilities

Measured at amortized cost
Bonds payable	$150,201,122	$—	$152,077,728	$—	$152,077,728

	June 30, 2017
	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3	Total

Financial assets

Held-to-maturity securities
Corporate bonds	$21,157,966	$—	$21,340,032	$—	$21,340,032
Negotiable certificate of deposit	4,562,100	—	4,570,388	—	4,570,388
Structured product	1,520,700	—	1,513,255	—	1,513,255
Commercial paper	498,818	—	499,928	—	499,928

	$27,739,584	$—	$27,923,603	$—	$27,923,603

Financial liabilities

Measured at amortized cost
Bonds payable	$179,155,925	$—	$181,206,172	$—	$181,206,172

In the fourth quarter of 2017, the Company reassessed the bid-ask spread and the transaction volume of the fixed income securities in determining whether there were quoted prices in active markets. Accordingly, the Company classified the fair value hierarchy levels of corporate bonds and bonds payable as level 2. To have consistent comparative basis, the Company had revised prior period classification from level 1 to level 2.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of corporate bonds and negotiable certificate of deposit are determined by quoted market prices provided by third party pricing services. The fair value of structured product is determined by quoted market prices provided by the counterparty.

The fair value of commercial paper is determined by the present value of future cash flows based on the discounted yield curves that are derived from the quoted market prices.

The fair value of the Company’s bonds payable is determined by quoted market prices provided by third party pricing services.

34.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Related party name and categories

Related Party Name	Related Party Categories

GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
Mutual-Pak	Associates
TSMC Education and Culture Foundation	Other related parties
TSMC Charity Foundation	Other related parties

b.	Net revenue

		Three Months Ended June 30		Six Months Ended June 30
		2018	2017	2018	2017

Item	Related Party Categories

Net revenue from sale of goods	Associates	$2,121,528	$1,978,999	$4,296,064	$3,503,149

	Other related parties	330	—	330	—

		$2,121,858	$1,978,999	$4,296,394	$3,503,149

Net revenue from royalties	Associates	$134,212	$123,501	$260,314	$241,276

c.	Purchases

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017

Related Party Categories

Associates	$2,174,704	$2,257,852	$4,398,054	$4,885,920

d.	Receivables from related parties

		June 30, 2018	December 31, 2017	June 30, 2017

Item	Related Party Name/Categories

Receivables from related parties	GUC	$1,072,994	$1,022,892	$427,943
	Xintec	26,478	161,232	8,058

		$1,099,472	$1,184,124	$436,001

(Continued)

		June 30, 2018	December 31, 2017	June 30, 2017

Other receivables from related parties	SSMC	$1,698,519	$83,099	$57,619
	VIS	1,486,788	78,141	1,474,583
	Other associates	215	9,818	119

		$3,185,522	$171,058	$1,532,321

(Concluded)

e.	Payables to related parties

		June 30, 2018	December 31, 2017	June 30, 2017

Item	Related Party Name

Payables to related parties	VIS	$475,506	$409,950	$416,232
	SSMC	344,699	406,959	458,644
	Xintec	125,820	817,930	203,620
	Other associates	5,307	21,517	23,280

		$951,332	$1,656,356	$1,101,776

f.	Accrued expenses and other current liabilities

		June 30, 2018	December 31, 2017	June 30, 2017

Item	Related Party Categories

Contract liabilities	Associates	$113,111	$—	$—

Advance receipts	Associates	$—	$96,502	$802,325

g.	Others

		Three Months Ended June 30		Six Months Ended June 30
		2018	2017	2018	2017

Item	Related Party Categories

Manufacturing expenses	Associates	$326,254	$306,338	$999,186	$562,995

General and administrative expenses	Other related parties	$25,227	$47,000	$70,301	$59,000

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain or loss derived from sales of property, plant and equipment to related parties (transactions with associates), and then recognized such gain or loss over the depreciable lives of the disposed assets.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel for the three months and six months ended June 30, 2018 and 2017 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017

Short-term employee benefits	$485,585	$464,115	$1,020,528	$991,168
Post-employment benefits	950	947	1,937	2,093

	$486,535	$465,062	$1,022,465	$993,261

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

35.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of June 30, 2018, December 31, 2017 and June 30, 2017, the aforementioned other financial assets amounted to NT$122,348 thousand, NT$165,618 thousand and NT$177,567 thousand, respectively.

36.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company’s major significant operating leases are arrangements on several parcels of land, machinery and equipment and office premises.

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	June 30, 2018	December 31, 2017	June 30, 2017

Not later than 1 year	$4,118,574	$3,116,209	$1,314,592
Later than 1 year and not later than 5 years	4,737,445	5,174,729	3,729,082
Later than 5 years	9,521,057	8,905,848	6,510,866

	$18,377,076	$17,196,786	$11,554,540

37.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of June 30, 2018, the R.O.C. Government did not invoke such right.

b.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of June 30, 2018.

c.

In May 2017, Uri Cohen filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America and other companies infringe four U.S. patents. Cohen’s case was transferred to and consolidated with the responsive declaratory judgment case for non-infringement of Cohen’s asserted patents filed by TSMC and TSMC North America in the U.S. District Court for the Northern District of California. In July 2018, all pending litigations between the parties in the U.S. District Court for the Northern District of California were dismissed.

d.

On September 28, 2017, TSMC was contacted by the European Commission (the “Commission”), which has asked us for information and documents concerning alleged anti-competitive practices in relation to semiconductor sales. We are cooperating with the Commission to provide the requested information and documents. In light of the fact that this proceeding is still in its preliminary stage, it is premature to predict how the case will proceed, the outcome of the proceeding or its impact.

e.	TSMC entered into long-term purchase agreements of silicon wafer with multiple suppliers. The relative minimum purchase quantity and price are specified in the agreements.

f.	TSMC entered into a long-term purchase agreement of equipment. The relative purchase quantity and price are specified in the agreement.

g.	Amounts available under unused letters of credit as of June 30, 2018, December 31, 2017 and June 30, 2017 were NT$70,219 thousand, NT$94,909 thousand and NT$97,325 thousand, respectively.

38.	SIGNIFICANT SUBSEQUENT EVENT

The Company experienced a computer virus outbreak on August 3, 2018, which affected a number of computer systems and fab tools, and consequently impacted wafer production in Taiwan. All the impacted tools have been recovered by August 6, 2018. The estimated amount of damage is yet to be determined.

39.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

June 30, 2018

Financial assets

Monetary items
USD	$3,648,964	30.530		$111,402,872
USD	719,564	6.625	(Note 2)	21,968,279
EUR	14,282	35.62		508,731
JPY	2,069,358	0.2768		572,798
Non-monetary items
HKD	215,268	3.89		837,393

Financial liabilities

Monetary items
USD	2,992,719	30.530		91,367,715
EUR	212,005	35.62		7,551,601
JPY	30,435,996	0.2768		8,424,684

December 31, 2017

Financial assets

Monetary items
USD	5,668,611	29.659		168,125,342
USD	580,555	6.512	(Note 2)	17,218,674
EUR	236,474	35.45		8,383,015
JPY	34,335,661	0.2629		9,026,845
Non-monetary items
HKD	285,336	3.80		1,084,276

Financial liabilities

Monetary items
USD	4,048,384	29.659		120,071,030
EUR	415,819	35.45		14,740,766
JPY	43,205,838	0.2629		11,358,815

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

June 30, 2017

Financial assets

Monetary items
USD	$4,390,391	30.414		$133,529,339
USD	412,765	6.780	(Note 2)	12,553,839
EUR	84,297	34.77		2,930,992
JPY	893,511	0.2710		242,142
Non-monetary items
HKD	190,998	3.90		744,891

Financial liabilities

Monetary items
USD	4,018,068	30.414		122,205,531
EUR	330,722	34.77		11,499,188
JPY	34,041,471	0.2710		9,225,239

(Concluded)

Note 1:	Except as otherwise noted, exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.
Note 2:	The exchange rate represents the number of RMB for which one USD dollars could be exchanged.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months and six months ended June 30, 2018 and 2017, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

40.	OPERATING SEGMENTS INFORMATION

From 2016, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The Company uses the income from operations as the measurement for the basis of performance assessment. The basis for such measurement is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

41.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries and associates): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Notes 7 and 13;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: Please see Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): Please see Table 9 attached;

l.	Information on investment in mainland China

1)

The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 10 attached.

2)

Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Table 8 attached.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter- party	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)			Ending Balance (Foreign Currencies in Thousands) (Note 3)			Amount Actually Drawn (Foreign Currencies in Thousands)			Interest Rate	Nature for Financing (Note 4)	Transaction Amounts	Reason for Financing (Note 4)	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 and 2)	Financing Company’s Total Financing Amount Limits (Notes 1 and 2)
																			Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB ( US$	46,718,300 5,500,000 700,000	) & )	$ (RMB ( US$	46,718,300 5,500,000 700,000	) & )	$ (RMB (US$	28,198,180 3,800,000 350,000	) & )	1.50%-1.96%	The need for long-term financing	$—	Operating capital	$—	—	$—	$54,629,047	$54,629,047
2	TSMC Global	TSMC	Other receivables from related parties	Yes	(US$	45,795,000 1,500,000)		(US$	45,795,000 1,500,000)			—		—	The need for short-term financing	—	Operating capital	—	—	—	382,629,000	382,629,000

Note 1:

The total amount available for lending purpose shall not exceed the net worth of TSMC China. The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC China. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. The above restriction does not apply to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC. However, the total amount lendable to any such subsidiary of TSMC shall not exceed forty percent (40%) of the net worth of TSMC China. When there is a lending for funding needs by TSMC China to TSMC, or to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC, which are not located in Taiwan, the lending will not be subject to the restriction set forth in the above paragraph of this Article. Notwithstanding the foregoing, the aggregate amount available for lending to such borrowers and the total amount lendable to each of such borrowers still shall not exceed the net worth of TSMC China.

Note 2:

The total amount available for lending purpose shall not exceed the net worth of TSMC Global. The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Global. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While TSMC, or foreign subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC will not be subject to this restriction, their total borrowing amount still shall not exceed the net worth of TSMC Global. Notwithstanding the foregoing, the aggregate amount for lending to Taiwan companies other than TSMC shall not exceed forty percent (40%) of the net worth of TSMC Global.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.
Note 4:

The restriction of the term of each loan for funding not exceeding one year shall not apply to inter-company loans for funding between offshore subsidiaries in which the Company holds, directly or indirectly, 100% of the voting shares.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC Global	Subsidiary	$372,500,386	$ (US$	35,109,500 1,150,000)		$—		$—	$—	—	$372,500,386	Yes	No	No
		TSMC North America	Subsidiary	372,500,386	(US$	2,540,502 83,213)	(US$	2,540,502 83,213)	(US$	2,540,502 83,213)	—	0.17%	372,500,386	Yes	No	No

Note 1:

The total amount of the guarantee provided by TSMC to any individual entity shall not exceed ten percent (10%) of TSMC’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.

Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of TSMC’s net worth.
Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

JUNE 30, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2018						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	United Industrial Gases Co., Ltd.	—	Financial assets at fair value through other comprehensive income	21,230		$580,864	10		$580,864
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		359,100	7		359,100
	Global Investment Holding Inc.	—	”	11,124		87,050	6		87,050
	W.K. Technology Fund IV	—	”	806		6,262	2		6,262
	Crimson Asia Capital	—	”	—		4,652	1		4,652
	Horizon Ventures Fund	—	”	—		2,708	12		2,708

	Publicly traded stocks
	Semiconductor Manufacturing International Corporation	—	Financial assets at fair value through other comprehensive income	21,105		837,393	—		837,393
	Motech	—	”	51,982		800,519	10		800,519

TSMC Partners	Non-publicly traded equity investments
	Tela Innovations	—	Financial assets at fair value through other comprehensive income	10,440	US$	56,058	25	US$	56,058
	Shanghai Walden Venture Capital Enterprise	—	”	—	US$	8,945	6	US$	8,945
	China Walden Venture Investments II, L.P.	—	”	—	US$	7,308	9	US$	7,308
	China Walden Venture Investments III, L.P.	—	”	—	US$	1,547	5	US$	1,547
	Mcube Inc.	—	”	6,333		—	12		—

TSMC Global	Corporate bond
	JPMorgan Chase & Co	—	Financial assets at fair value through other comprehensive income	—	US$	42,320	N/A	US$	42,320
	Bank of America Corp	—	”	—	US$	41,335	N/A	US$	41,335
	Morgan Stanley	—	”	—	US$	40,004	N/A	US$	40,004
	Goldman Sachs Group Inc/The	—	”	—	US$	31,677	N/A	US$	31,677
	Citigroup Inc	—	”	—	US$	28,427	N/A	US$	28,427
	CVS Health Corp	—	”	—	US$	24,424	N/A	US$	24,424
	AT&T Inc	—	”	—	US$	23,274	N/A	US$	23,274
	Verizon Communications Inc	—	”	—	US$	18,771	N/A	US$	18,771
	Ford Motor Credit Co LLC	—	”	—	US$	16,630	N/A	US$	16,630
	Apple Inc	—	”	—	US$	14,523	N/A	US$	14,523
	HSBC Holdings PLC	—	”	—	US$	12,580	N/A	US$	12,580
	Anheuser-Busch InBev Finance Inc	—	”	—	US$	12,531	N/A	US$	12,531
	BAT Capital Corp	—	”	—	US$	12,130	N/A	US$	12,130
	PNC Bank NA	—	”	—	US$	11,916	N/A	US$	11,916
	AbbVie Inc	—	”	—	US$	11,849	N/A	US$	11,849
	Daimler Finance North America LLC	—	”	—	US$	11,829	N/A	US$	11,829
	Southern Co/The	—	”	—	US$	10,541	N/A	US$	10,541
	BP Capital Markets PLC	—	”	—	US$	10,121	N/A	US$	10,121
	Credit Suisse AG/New York NY	—	”	—	US$	9,696	N/A	US$	9,696
	Wells Fargo & Co	—	”	—	US$	9,691	N/A	US$	9,691

(Continued)

				June 30, 2018
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)		Note

TSMC Global	Capital One NA/ Mclean VA	—	Financial assets at fair value through other comprehensive income	—	US$	9,268	N/A	US$	9,268
	ABN AMRO Bank NV	—	”	—	US$	9,244	N/A	US$	9,244
	Sumitomo Mitsui Financial Group Inc	—	”	—	US$	9,200	N/A	US$	9,200
	Macquarie Group Ltd	—	”	—	US$	9,018	N/A	US$	9,018
	Mitsubishi UFJ Financial Group Inc	—	”	—	US$	8,956	N/A	US$	8,956
	Wells Fargo Bank NA	—	”	—	US$	8,860	N/A	US$	8,860
	Analog Devices Inc	—	”	—	US$	8,816	N/A	US$	8,816
	ERAC USA Finance LLC	—	”	—	US$	8,618	N/A	US$	8,618
	Cardinal Health Inc	—	”	—	US$	8,584	N/A	US$	8,584
	Cooperatieve Rabobank UA/NY	—	”	—	US$	8,542	N/A	US$	8,542
	Celgene Corp	—	”	—	US$	8,348	N/A	US$	8,348
	Tyson Foods Inc	—	”	—	US$	8,320	N/A	US$	8,320
	Duke Energy Corp	—	”	—	US$	8,188	N/A	US$	8,188
	Tencent Holdings Ltd	—	”	—	US$	8,120	N/A	US$	8,120
	Svenska Handelsbanken AB	—	”	—	US$	8,071	N/A	US$	8,071
	Hewlett Packard Enterprise Co	—	”	—	US$	7,784	N/A	US$	7,784
	Huntington National Bank/The	—	”	—	US$	7,705	N/A	US$	7,705
	UBS Group Funding Switzerland AG	—	”	—	US$	7,360	N/A	US$	7,360
	Westpac Banking Corp	—	”	—	US$	7,359	N/A	US$	7,359
	Toyota Motor Credit Corp	—	”	—	US$	7,323	N/A	US$	7,323
	Reckitt Benckiser Treasury Services PLC	—	”	—	US$	7,319	N/A	US$	7,319
	ANZ New Zealand Int’l Ltd/London	—	”	—	US$	7,253	N/A	US$	7,253
	Microsoft Corp	—	”	—	US$	7,092	N/A	US$	7,092
	Deutsche Telekom International Finance BV	—	”	—	US$	7,083	N/A	US$	7,083
	QUALCOMM Inc	—	”	—	US$	7,058	N/A	US$	7,058
	General Dynamics Corp	—	”	—	US$	7,016	N/A	US$	7,016
	Banco Santander SA	—	”	—	US$	6,999	N/A	US$	6,999
	Siemens Financieringsmaatschappij NV	—	”	—	US$	6,979	N/A	US$	6,979
	Bank of New York Mellon Corp/The	—	”	—	US$	6,946	N/A	US$	6,946
	American International Group Inc	—	”	—	US$	6,845	N/A	US$	6,845
	Dominion Energy Inc	—	”	—	US$	6,794	N/A	US$	6,794
	BB&T Corp	—	”	—	US$	6,710	N/A	US$	6,710
	Hyundai Capital America	—	”	—	US$	6,635	N/A	US$	6,635
	Citizens Bank NA/Providence RI	—	”	—	US$	6,631	N/A	US$	6,631
	Maple Escrow Subsidiary Inc	—	”	—	US$	6,616	N/A	US$	6,616
	Reliance Standard Life Global Funding II	—	”	—	US$	6,385	N/A	US$	6,385
	Mizuho Financial Group Inc	—	”	—	US$	6,381	N/A	US$	6,381
	21st Century Fox America Inc	—	”	—	US$	6,165	N/A	US$	6,165
	Dow Chemical Co/The	—	”	—	US$	6,148	N/A	US$	6,148
	Welltower Inc	—	”	—	US$	6,097	N/A	US$	6,097

(Continued)

				June 30, 2018
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)		Note

TSMC Global	Barclays PLC	—	Financial assets at fair value through other comprehensive income	—	US$	6,065	N/A	US$	6,065
	Santander UK Group Holdings PLC	—	”	—	US$	6,041	N/A	US$	6,041
	Nordea Bank AB	—	”	—	US$	6,039	N/A	US$	6,039
	Fifth Third Bancorp	—	”	—	US$	6,031	N/A	US$	6,031
	Northrop Grumman Corp	—	”	—	US$	6,026	N/A	US$	6,026
	Lloyds Bank PLC	—	”	—	US$	6,020	N/A	US$	6,020
	Ryder System Inc	—	”	—	US$	5,901	N/A	US$	5,901
	KeyCorp	—	”	—	US$	5,802	N/A	US$	5,802
	Manufacturers & Traders Trust Co	—	”	—	US$	5,786	N/A	US$	5,786
	SMBC Aviation Capital Finance DAC	—	”	—	US$	5,786	N/A	US$	5,786
	UBS AG/London	—	”	—	US$	5,750	N/A	US$	5,750
	AXA Equitable Holdings Inc	—	”	—	US$	5,705	N/A	US$	5,705
	Oracle Corp	—	”	—	US$	5,686	N/A	US$	5,686
	Air Lease Corp	—	”	—	US$	5,560	N/A	US$	5,560
	Santander UK PLC	—	”	—	US$	5,558	N/A	US$	5,558
	KeyBank NA/Cleveland OH	—	”	—	US$	5,524	N/A	US$	5,524
	Penske Truck Leasing Co Lp / PTL Finance Corp	—	”	—	US$	5,488	N/A	US$	5,488
	ITC Holdings Corp	—	”	—	US$	5,345	N/A	US$	5,345
	Amgen Inc	—	”	—	US$	5,227	N/A	US$	5,227
	International Bank for Reconstruction & Development	—	”	—	US$	5,158	N/A	US$	5,158
	Sompo International Holdings Ltd	—	”	—	US$	5,103	N/A	US$	5,103
	McCormick & Co Inc/MD	—	”	—	US$	5,097	N/A	US$	5,097
	General Mills Inc	—	”	—	US$	5,071	N/A	US$	5,071
	Jackson National Life Global Funding	—	”	—	US$	5,054	N/A	US$	5,054
	SunTrust Banks Inc	—	”	—	US$	5,051	N/A	US$	5,051
	BPCE SA	—	”	—	US$	4,972	N/A	US$	4,972
	UBS AG/Stamford CT	—	”	—	US$	4,965	N/A	US$	4,965
	US Bank NA/Cincinnati OH	—	”	—	US$	4,964	N/A	US$	4,964
	Aviation Capital Group Corp	—	”	—	US$	4,948	N/A	US$	4,948
	Cigna Corp	—	”	—	US$	4,937	N/A	US$	4,937
	Rockwell Collins Inc	—	”	—	US$	4,932	N/A	US$	4,932
	Cox Communications Inc	—	”	—	US$	4,737	N/A	US$	4,737
	Schlumberger Holdings Corp	—	”	—	US$	4,691	N/A	US$	4,691
	Shell International Finance BV	—	”	—	US$	4,689	N/A	US$	4,689
	Air Liquide Finance SA	—	”	—	US$	4,670	N/A	US$	4,670
	Five Corners Funding Trust	—	”	—	US$	4,634	N/A	US$	4,634
	Goldman Sachs Bank USA/New York NY	—	”	—	US$	4,564	N/A	US$	4,564
	US Bancorp	—	”	—	US$	4,550	N/A	US$	4,550
	Marriott International Inc/MD	—	”	—	US$	4,518	N/A	US$	4,518
	Toronto-Dominion Bank/The	—	”	—	US$	4,488	N/A	US$	4,488
	AEP Texas Inc	—	”	—	US$	4,471	N/A	US$	4,471

(Continued)

				June 30, 2018
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)		Note

TSMC Global	New York Life Global Funding	—	Financial assets at fair value through other comprehensive income	—	US$	4,417	N/A	US$	4,417
	Enterprise Products Operating LLC	—	”	—	US$	4,279	N/A	US$	4,279
	Credit Agricole SA/London	—	”	—	US$	4,109	N/A	US$	4,109
	Vodafone Group PLC	—	”	—	US$	4,089	N/A	US$	4,089
	Exelon Generation Co LLC	—	”	—	US$	4,017	N/A	US$	4,017
	Banque Federative du Credit Mutuel SA	—	”	—	US$	4,012	N/A	US$	4,012
	Mondelez International Holdings Netherlands BV	—	”	—	US$	3,987	N/A	US$	3,987
	Ventas Realty LP / Ventas Capital Corp	—	”	—	US$	3,953	N/A	US$	3,953
	Nuveen Finance LLC	—	”	—	US$	3,920	N/A	US$	3,920
	European Investment Bank	—	”	—	US$	3,885	N/A	US$	3,885
	Bank of Nova Scotia	—	”	—	US$	3,838	N/A	US$	3,838
	Intercontinental Exchange Inc	—	”	—	US$	3,831	N/A	US$	3,831
	Edison International	—	”	—	US$	3,813	N/A	US$	3,813
	American Express Credit Corp	—	”	—	US$	3,804	N/A	US$	3,804
	NextEra Energy Capital Holdings Inc	—	”	—	US$	3,779	N/A	US$	3,779
	Suncorp-Metway Ltd	—	”	—	US$	3,759	N/A	US$	3,759
	Express Scripts Holding Co	—	”	—	US$	3,755	N/A	US$	3,755
	Alimentation Couche-Tard Inc	—	”	—	US$	3,649	N/A	US$	3,649
	Husky Energy Inc	—	”	—	US$	3,641	N/A	US$	3,641
	Canadian Imperial Bank of Commerce	—	”	—	US$	3,596	N/A	US$	3,596
	Credit Suisse Group Funding Guernsey Ltd	—	”	—	US$	3,545	N/A	US$	3,545
	SES GLOBAL Americas Holdings GP	—	”	—	US$	3,519	N/A	US$	3,519
	Protective Life Global Funding	—	”	—	US$	3,515	N/A	US$	3,515
	Branch Banking & Trust Co	—	”	—	US$	3,483	N/A	US$	3,483
	LyondellBasell Industries NV	—	”	—	US$	3,403	N/A	US$	3,403
	Kroger Co/The	—	”	—	US$	3,274	N/A	US$	3,274
	BNP Paribas SA	—	”	—	US$	3,247	N/A	US$	3,247
	Bayer US Finance II LLC	—	”	—	US$	3,204	N/A	US$	3,204
	BMW US Capital LLC	—	”	—	US$	3,190	N/A	US$	3,190
	Digital Realty Trust LP	—	”	—	US$	3,128	N/A	US$	3,128
	Bank of Montreal	—	”	—	US$	3,117	N/A	US$	3,117
	Inter American Development Bank	—	”	—	US$	3,106	N/A	US$	3,106
	Skandinaviska Enskilda Banken AB	—	”	—	US$	3,053	N/A	US$	3,053
	Capital One Financial Corp	—	”	—	US$	3,027	N/A	US$	3,027
	Royal Bank of Canada	—	”	—	US$	2,997	N/A	US$	2,997
	African Development Bank	—	”	—	US$	2,988	N/A	US$	2,988
	Sprint Spectrum Co LLC / Sprint Spectrum Co II LLC / Sprint Spectrum Co III LLC	—	”	—	US$	2,961	N/A	US$	2,961

(Continued)

				June 30, 2018
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)		Note

TSMC Global	Macquarie Bank Ltd	—	Financial assets at fair value through other comprehensive income	—	US$	2,955	N/A	US$	2,955
	Warner Media LLC	—	”	—	US$	2,916	N/A	US$	2,916
	American Express Co	—	”	—	US$	2,873	N/A	US$	2,873
	Enel Finance International NV	—	”	—	US$	2,857	N/A	US$	2,857
	Anthem Inc	—	”	—	US$	2,844	N/A	US$	2,844
	Fifth Third Bank/Cincinnati OH	—	”	—	US$	2,680	N/A	US$	2,680
	Lloyds Banking Group PLC	—	”	—	US$	2,653	N/A	US$	2,653
	Delta Air Lines 2007-1 Class A Pass Through Trust	—	”	—	US$	2,642	N/A	US$	2,642
	DXC Technology Co	—	”	—	US$	2,589	N/A	US$	2,589
	PartnerRe Finance B LLC	—	”	—	US$	2,584	N/A	US$	2,584
	WR Berkley Corp	—	”	—	US$	2,516	N/A	US$	2,516
	NiSource Inc	—	”	—	US$	2,484	N/A	US$	2,484
	AutoZone Inc	—	”	—	US$	2,482	N/A	US$	2,482
	Sumitomo Mitsui Banking Corp	—	”	—	US$	2,459	N/A	US$	2,459
	Barclays Bank PLC	—	”	—	US$	2,451	N/A	US$	2,451
	Pacific Gas & Electric Co	—	”	—	US$	2,436	N/A	US$	2,436
	Eastman Chemical Co	—	”	—	US$	2,390	N/A	US$	2,390
	Danske Bank A/S	—	”	—	US$	2,384	N/A	US$	2,384
	Xylem Inc/NY	—	”	—	US$	2,355	N/A	US$	2,355
	Aetna Inc	—	”	—	US$	2,330	N/A	US$	2,330
	EI du Pont de Nemours & Co	—	”	—	US$	2,314	N/A	US$	2,314
	SunTrust Bank/Atlanta GA	—	”	—	US$	2,312	N/A	US$	2,312
	MUFG Bank Ltd	—	”	—	US$	2,293	N/A	US$	2,293
	Simon Property Group LP	—	”	—	US$	2,261	N/A	US$	2,261
	NBCUniversal Media LLC	—	”	—	US$	2,258	N/A	US$	2,258
	Metropolitan Life Global Funding I	—	”	—	US$	2,247	N/A	US$	2,247
	PSEG Power LLC	—	”	—	US$	2,235	N/A	US$	2,235
	ING Groep NV	—	”	—	US$	2,230	N/A	US$	2,230
	Kimco Realty Corp	—	”	—	US$	2,212	N/A	US$	2,212
	Pricoa Global Funding I	—	”	—	US$	2,183	N/A	US$	2,183
	Cintas Corp No 2	—	”	—	US$	2,154	N/A	US$	2,154
	National Australia Bank Ltd/New York	—	”	—	US$	2,128	N/A	US$	2,128
	Wm Wrigley Jr Co	—	”	—	US$	2,121	N/A	US$	2,121
	AIG Global Funding	—	”	—	US$	2,118	N/A	US$	2,118
	ProAssurance Corp	—	”	—	US$	2,110	N/A	US$	2,110
	Walgreens Boots Alliance Inc	—	”	—	US$	2,088	N/A	US$	2,088
	Commonwealth Bank of Australia/New York NY	—	”	—	US$	2,087	N/A	US$	2,087
	HCP Inc	—	”	—	US$	2,046	N/A	US$	2,046
	EOG Resources Inc	—	”	—	US$	2,010	N/A	US$	2,010
	Philip Morris International Inc	—	”	—	US$	2,000	N/A	US$	2,000

(Continued)

				June 30, 2018
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)		Note

TSMC Global	Bank of New York Mellon Corp/The	—	Financial assets at fair value through other comprehensive income	—	US$	1,995	N/A	US$	1,995
	British Telecommunications PLC	—	”	—	US$	1,992	N/A	US$	1,992
	salesforce.com Inc	—	”	—	US$	1,991	N/A	US$	1,991
	Realty Income Corp	—	”	—	US$	1,961	N/A	US$	1,961
	Duke Realty LP	—	”	—	US$	1,901	N/A	US$	1,901
	Societe Generale SA	—	”	—	US$	1,881	N/A	US$	1,881
	Magellan Midstream Partners LP	—	”	—	US$	1,878	N/A	US$	1,878
	Orange SA	—	”	—	US$	1,821	N/A	US$	1,821
	American Airlines 2013-2 Class A Pass Through Trust	—	”	—	US$	1,816	N/A	US$	1,816
	Lam Research Corp	—	”	—	US$	1,798	N/A	US$	1,798
	WestRock RKT Co	—	”	—	US$	1,771	N/A	US$	1,771
	Brambles USA Inc	—	”	—	US$	1,757	N/A	US$	1,757
	Visa Inc	—	”	—	US$	1,745	N/A	US$	1,745
	Dominion Energy Gas Holdings LLC	—	”	—	US$	1,729	N/A	US$	1,729
	Citibank NA	—	”	—	US$	1,703	N/A	US$	1,703
	Regions Financial Corp	—	”	—	US$	1,661	N/A	US$	1,661
	General Electric Co	—	”	—	US$	1,605	N/A	US$	1,605
	Gilead Sciences Inc	—	”	—	US$	1,585	N/A	US$	1,585
	Amazon.com Inc	—	”	—	US$	1,574	N/A	US$	1,574
	Weyerhaeuser Co	—	”	—	US$	1,559	N/A	US$	1,559
	Principal Life Global Funding II	—	”	—	US$	1,559	N/A	US$	1,559
	Phillips 66	—	”	—	US$	1,557	N/A	US$	1,557
	Lincoln National Corp	—	”	—	US$	1,553	N/A	US$	1,553
	Chevron Corp	—	”	—	US$	1,528	N/A	US$	1,528
	Caterpillar Financial Services Corp	—	”	—	US$	1,515	N/A	US$	1,515
	McKesson Corp	—	”	—	US$	1,495	N/A	US$	1,495
	Harley-Davidson Financial Services Inc	—	”	—	US$	1,488	N/A	US$	1,488
	Standard Chartered PLC	—	”	—	US$	1,479	N/A	US$	1,479
	O’Reilly Automotive Inc	—	”	—	US$	1,477	N/A	US$	1,477
	Abbott Laboratories	—	”	—	US$	1,475	N/A	US$	1,475
	Guardian Life Global Funding	—	”	—	US$	1,451	N/A	US$	1,451
	Marsh & McLennan Cos Inc	—	”	—	US$	1,439	N/A	US$	1,439
	Oesterreichische Kontrollbank AG	—	”	—	US$	1,435	N/A	US$	1,435
	HSBC Bank PLC	—	”	—	US$	1,426	N/A	US$	1,426
	CBS Corp	—	”	—	US$	1,426	N/A	US$	1,426
	Sempra Energy	—	”	—	US$	1,399	N/A	US$	1,399
	Monongahela Power Co	—	”	—	US$	1,382	N/A	US$	1,382
	Texas Eastern Transmission LP	—	”	—	US$	1,362	N/A	US$	1,362
	Cboe Global Markets Inc	—	”	—	US$	1,362	N/A	US$	1,362
	Georgia-Pacific LLC	—	”	—	US$	1,362	N/A	US$	1,362
	Kreditanstalt fuer Wiederaufbau	—	”	—	US$	1,331	N/A	US$	1,331
	Nissan Motor Acceptance Corp	—	”	—	US$	1,303	N/A	US$	1,303
	Charles Schwab Corp/The	—	”	—	US$	1,283	N/A	US$	1,283
	GATX Corp	—	”	—	US$	1,262	N/A	US$	1,262
	CNA Financial Corp	—	”	—	US$	1,257	N/A	US$	1,257
	Entergy Arkansas Inc	—	”	—	US$	1,257	N/A	US$	1,257

(Continued)

				June 30, 2018
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)		Note

TSMC Global	Compass Bank	—	Financial assets at fair value through other comprehensive income	—	US$	1,248	N/A	US$	1,248
	Western Union Co/The	—	”	—	US$	1,241	N/A	US$	1,241
	Entergy Corp	—	”	—	US$	1,237	N/A	US$	1,237
	Consolidated Edison Inc	—	”	—	US$	1,198	N/A	US$	1,198
	Glencore Funding LLC	—	”	—	US$	1,196	N/A	US$	1,196
	Public Service Enterprise Group Inc	—	”	—	US$	1,130	N/A	US$	1,130
	Swedbank AB	—	”	—	US$	1,059	N/A	US$	1,059
	CA Inc	—	”	—	US$	1,040	N/A	US$	1,040
	Merck & Co Inc	—	”	—	US$	1,039	N/A	US$	1,039
	Glencore Finance Canada Ltd	—	”	—	US$	1,039	N/A	US$	1,039
	Reinsurance Group of America Inc	—	”	—	US$	1,037	N/A	US$	1,037
	International Paper Co	—	”	—	US$	1,034	N/A	US$	1,034
	Commonwealth Edison Co	—	”	—	US$	1,019	N/A	US$	1,019
	Athene Global Funding	—	”	—	US$	1,016	N/A	US$	1,016
	Scentre Group Trust 1 / Scentre Group Trust 2	—	”	—	US$	1,010	N/A	US$	1,010
	Mitsubishi UFJ Trust & Banking Corp	—	”	—	US$	1,009	N/A	US$	1,009
	Union Pacific Corp	—	”	—	US$	1,007	N/A	US$	1,007
	GlaxoSmithKline Capital Inc	—	”	—	US$	998	N/A	US$	998
	Equinor ASA	—	”	—	US$	998	N/A	US$	998
	Biogen Inc	—	”	—	US$	995	N/A	US$	995
	Laboratory Corp of America Holdings	—	”	—	US$	992	N/A	US$	992
	Bank Nederlandse Gemeenten NV	—	”	—	US$	991	N/A	US$	991
	Sysco Corp	—	”	—	US$	988	N/A	US$	988
	Holcim US Finance Sarl & Cie SCS	—	”	—	US$	985	N/A	US$	985
	Unum Group	—	”	—	US$	985	N/A	US$	985
	Entergy Texas Inc	—	”	—	US$	978	N/A	US$	978
	UnitedHealth Group Inc	—	”	—	US$	976	N/A	US$	976
	Healthcare Trust of America Holdings LP	—	”	—	US$	970	N/A	US$	970
	State Grid Overseas Investment Ltd	—	”	—	US$	964	N/A	US$	964
	Bunge Ltd Finance Corp	—	”	—	US$	963	N/A	US$	963
	TransCanada PipeLines Ltd	—	”	—	US$	962	N/A	US$	962
	XLIT Ltd	—	”	—	US$	961	N/A	US$	961
	National Retail Properties Inc	—	”	—	US$	936	N/A	US$	936
	Duke Energy Progress LLC	—	”	—	US$	916	N/A	US$	916
	Southern Electric Generating Co	—	”	—	US$	898	N/A	US$	898
	Coca-Cola Femsa SAB de CV	—	”	—	US$	895	N/A	US$	895
	Lockheed Martin Corp	—	”	—	US$	888	N/A	US$	888
	CNOOC Finance Ltd	—	”	—	US$	867	N/A	US$	867
	Viterra Inc	—	”	—	US$	863	N/A	US$	863
	Baker Hughes a GE Co LLC / Baker Hughes Co-Obligor Inc	—	”	—	US$	834	N/A	US$	834
	Huntington Bancshares Inc/OH	—	”	—	US$	816	N/A	US$	816
	Consolidated Edison Co of New York Inc	—	”	—	US$	815	N/A	US$	815
	Danone SA	—	”	—	US$	801	N/A	US$	801
	Alterra Finance LLC	—	”	—	US$	799	N/A	US$	799
	Intesa Sanpaolo SpA	—	”	—	US$	798	N/A	US$	798
	Aon PLC	—	”	—	US$	797	N/A	US$	797
	ONEOK Partners LP	—	”	—	US$	789	N/A	US$	789

(Continued)

				June 30, 2018
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)		Note

TSMC Global	AXIS Specialty Finance LLC	—	Financial assets at fair value through other comprehensive income	—	US$	783	N/A	US$	783
	Spectra Energy Partners LP	—	”	—	US$	780	N/A	US$	780
	Nomura Holdings Inc	—	”	—	US$	777	N/A	US$	777
	Incitec Pivot Finance LLC	—	”	—	US$	776	N/A	US$	776
	Manulife Financial Corp	—	”	—	US$	773	N/A	US$	773
	Sinopec Capital Ltd	—	”	—	US$	773	N/A	US$	773
	Activision Blizzard Inc	—	”	—	US$	771	N/A	US$	771
	Baidu Inc	—	”	—	US$	744	N/A	US$	744
	United Technologies Corp	—	”	—	US$	743	N/A	US$	743
	Walmart Inc	—	”	—	US$	743	N/A	US$	743
	WEC Energy Group Inc	—	”	—	US$	738	N/A	US$	738
	John Deere Capital Corp	—	”	—	US$	737	N/A	US$	737
	Duke Energy Progress LLC	—	”	—	US$	721	N/A	US$	721
	DTE Energy Co	—	”	—	US$	707	N/A	US$	707
	Comcast Corp	—	”	—	US$	703	N/A	US$	703
	APT Pipelines Ltd	—	”	—	US$	701	N/A	US$	701
	Baker Hughes a GE Co LLC	—	”	—	US$	698	N/A	US$	698
	American Honda Finance Corp	—	”	—	US$	696	N/A	US$	696
	eBay Inc	—	”	—	US$	693	N/A	US$	693
	Textron Inc	—	”	—	US$	693	N/A	US$	693
	Sumitomo Mitsui Trust Bank Ltd	—	”	—	US$	691	N/A	US$	691
	Australia & New Zealand Banking Group Ltd/New York NY	—	”	—	US$	691	N/A	US$	691
	Vornado Realty LP	—	”	—	US$	677	N/A	US$	677
	Three Gorges Finance I Cayman Islands Ltd	—	”	—	US$	677	N/A	US$	677
	Anheuser-Busch InBev Worldwide Inc	—	”	—	US$	675	N/A	US$	675
	Norfolk Southern Railway Co	—	”	—	US$	675	N/A	US$	675
	Rochester Gas & Electric Corp	—	”	—	US$	669	N/A	US$	669
	National Oilwell Varco Inc	—	”	—	US$	664	N/A	US$	664
	Toledo Edison Co/The	—	”	—	US$	640	N/A	US$	640
	Ohio Power Co	—	”	—	US$	639	N/A	US$	639
	Georgia Power Co	—	”	—	US$	635	N/A	US$	635
	RBC USA Holdco Corp	—	”	—	US$	626	N/A	US$	626
	Hyatt Hotels Corp	—	”	—	US$	624	N/A	US$	624
	Continental Airlines 2007-1 Class A Pass Through Trust	—	”	—	US$	624	N/A	US$	624
	Continental Airlines 2000-1 Class A-1 Pass Through Trust	—	”	—	US$	622	N/A	US$	622
	ERP Operating LP	—	”	—	US$	622	N/A	US$	622
	Alexandria Real Estate Equities Inc	—	”	—	US$	619	N/A	US$	619
	Liberty Property LP	—	”	—	US$	617	N/A	US$	617
	Grupo Bimbo SAB de CV	—	”	—	US$	616	N/A	US$	616
	Nutrien Ltd	—	”	—	US$	612	N/A	US$	612
	Woolworths Group Ltd	—	”	—	US$	612	N/A	US$	612
	OneBeacon US Holdings Inc	—	”	—	US$	600	N/A	US$	600
	Daiwa Securities Group Inc	—	”	—	US$	598	N/A	US$	598
	MUFG Union Bank NA	—	”	—	US$	597	N/A	US$	597
	Kimberly-Clark Corp	—	”	—	US$	596	N/A	US$	596
	Altria Group Inc	—	”	—	US$	596	N/A	US$	596
	BOC Aviation Ltd	—	”	—	US$	595	N/A	US$	595
	BAT International Finance PLC	—	”	—	US$	594	N/A	US$	594
	Life Technologies Corp	—	”	—	US$	594	N/A	US$	594

(Continued)

				June 30, 2018
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)		Note

TSMC Global	Dr Pepper Snapple Group Inc	—	Financial assets at fair value through other comprehensive income	—	US$	592	N/A	US$	592
	Ontario Teachers’ Cadillac Fairview Properties Trust	—	”	—	US$	592	N/A	US$	592
	ABC Inc	—	”	—	US$	579	N/A	US$	579
	Nationwide Financial Services Inc	—	”	—	US$	574	N/A	US$	574
	AXIS Specialty Finance PLC	—	”	—	US$	573	N/A	US$	573
	Mizuho Bank Ltd	—	”	—	US$	572	N/A	US$	572
	Host Hotels & Resorts LP	—	”	—	US$	569	N/A	US$	569
	AvalonBay Communities Inc	—	”	—	US$	564	N/A	US$	564
	Berkshire Hathaway Energy Co	—	”	—	US$	549	N/A	US$	549
	Regions Bank/Birmingham AL	—	”	—	US$	549	N/A	US$	549
	Exxon Mobil Corp	—	”	—	US$	539	N/A	US$	539
	Bunge Ltd Finance Corp	—	”	—	US$	525	N/A	US$	525
	Prudential Financial Inc	—	”	—	US$	519	N/A	US$	519
	MUFG Americas Holdings Corp	—	”	—	US$	517	N/A	US$	517
	American Electric Power Co Inc	—	”	—	US$	512	N/A	US$	512
	Southwestern Electric Power Co	—	”	—	US$	510	N/A	US$	510
	Fulton Financial Corp	—	”	—	US$	505	N/A	US$	505
	TD Ameritrade Holding Corp	—	”	—	US$	504	N/A	US$	504
	Halliburton Co	—	”	—	US$	500	N/A	US$	500
	BNP Paribas / BNP Paribas US Medium-Term Note Program LLC	—	”	—	US$	500	N/A	US$	500
	Regency Centers Corp	—	”	—	US$	499	N/A	US$	499
	Highwoods Realty LP	—	”	—	US$	493	N/A	US$	493
	MetLife Inc	—	”	—	US$	489	N/A	US$	489
	ORIX Corp	—	”	—	US$	489	N/A	US$	489
	MassMutual Global Funding II	—	”	—	US$	478	N/A	US$	478
	Diageo Capital PLC	—	”	—	US$	476	N/A	US$	476
	Comerica Inc	—	”	—	US$	472	N/A	US$	472
	HSBC USA Inc	—	”	—	US$	470	N/A	US$	470
	Eaton Corp	—	”	—	US$	460	N/A	US$	460
	Narragansett Electric Co/The	—	”	—	US$	460	N/A	US$	460
	Spire Inc	—	”	—	US$	457	N/A	US$	457
	United Overseas Bank Ltd	—	”	—	US$	454	N/A	US$	454
	CenterPoint Energy Inc	—	”	—	US$	451	N/A	US$	451
	Total Capital International SA	—	”	—	US$	447	N/A	US$	447
	Burlington Northern Santa Fe LLC	—	”	—	US$	428	N/A	US$	428
	Columbia Pipeline Group Inc	—	”	—	US$	423	N/A	US$	423
	Canadian Pacific Railway Co	—	”	—	US$	421	N/A	US$	421
	Texas-New Mexico Power Co	—	”	—	US$	419	N/A	US$	419
	Valero Energy Corp	—	”	—	US$	418	N/A	US$	418
	Tanger Properties LP	—	”	—	US$	391	N/A	US$	391
	Southern Power Co	—	”	—	US$	389	N/A	US$	389
	IBM Credit LLC	—	”	—	US$	388	N/A	US$	388
	Aon Corp	—	”	—	US$	379	N/A	US$	379
	StanCorp Financial Group Inc	—	”	—	US$	375	N/A	US$	375
	First Niagara Financial Group Inc	—	”	—	US$	369	N/A	US$	369
	NetApp Inc	—	”	—	US$	360	N/A	US$	360
	CenterPoint Energy Resources Corp	—	”	—	US$	356	N/A	US$	356
	Deutsche Bank AG	—	”	—	US$	347	N/A	US$	347
	Cisco Systems Inc	—	”	—	US$	318	N/A	US$	318
	PacifiCorp	—	”	—	US$	308	N/A	US$	308
	Schlumberger Finance Canada Ltd	—	”	—	US$	293	N/A	US$	293
	Eli Lilly & Co	—	”	—	US$	287	N/A	US$	287

(Continued)

				June 30, 2018
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)		Note

TSMC Global	Amphenol Corp	—	Financial assets at fair value through other comprehensive income	—	US$	285	N/A	US$	285
	BAE Systems Holdings Inc	—	”	—	US$	284	N/A	US$	284
	EMD Finance LLC	—	”	—	US$	276	N/A	US$	276
	CMS Energy Corp	—	”	—	US$	234	N/A	US$	234
	Hartford Financial Services Group Inc/The	—	”	—	US$	231	N/A	US$	231
	Protective Life Corp	—	”	—	US$	221	N/A	US$	221
	Rolls-Royce PLC	—	”	—	US$	221	N/A	US$	221
	WestRock MWV LLC	—	”	—	US$	216	N/A	US$	216
	ING Bank NV	—	”	—	US$	208	N/A	US$	208
	Fidelity National Information Services Inc	—	”	—	US$	202	N/A	US$	202
	Commonwealth Bank of Australia	—	”	—	US$	201	N/A	US$	201
	Pinnacle West Capital Corp	—	”	—	US$	195	N/A	US$	195
	Equifax Inc	—	”	—	US$	174	N/A	US$	174
	Schneider Electric SE	—	”	—	US$	157	N/A	US$	157
	Packaging Corp of America	—	”	—	US$	157	N/A	US$	157
	Duke Energy Florida LLC	—	”	—	US$	89	N/A	US$	89
	Wells Fargo & Co	—	Financial assets at amortized cost	—	US$	149,942	N/A	US$	151,620
	JPMorgan Chase & Co.	—	”	—	US$	124,948	N/A	US$	126,594
	Westpac Banking Corp.	—	”	—	US$	99,987	N/A	US$	100,392
	Goldman Sachs Group, Inc.	—	”	—	US$	99,900	N/A	US$	100,623
	Commonwealth Bank of Australia	—	”	—	US$	49,994	N/A	US$	50,178
	National Australia Bank	—	”	—	US$	49,994	N/A	US$	50,143
	Bank of Nova Scotia	—	”	—	US$	49,973	N/A	US$	50,143
	Industrial and Commercial Bank of China	—	”	—	US$	9,996	N/A	US$	10,010

	Government bond
	United States Treasury Note/Bond	—	Financial assets at fair value through other comprehensive income	—	US$	335,016	N/A	US$	335,016
	Abu Dhabi Government International Bond	—	”	—	US$	3,380	N/A	US$	3,380
	Qatar Government International Bond	—	”	—	US$	1,299	N/A	US$	1,299

	Agency bonds/Agency mortgage-backed securities
	Government National Mortgage Association	—	Financial assets at fair value through Profit or Loss	—	US$	11,530	N/A	US$	11,530
	Fannie Mae	—	”	—	US$	7,190	N/A	US$	7,190
	Freddie Mac	—	”	—	US$	4,789	N/A	US$	4,789
	Fannie Mae	—	Financial assets at fair value through other comprehensive income	—	US$	666,059	N/A	US$	666,059
	Freddie Mac	—	”	—	US$	279,461	N/A	US$	279,461
	Government National Mortgage Association	—	”	—	US$	157,046	N/A	US$	157,046
	Ginnie Mae	—	”	—	US$	26,426	N/A	US$	26,426
	Federal Home Loan Banks	—	”	—	US$	6,143	N/A	US$	6,143
	Freddie Mac Multifamily Structured Pass Through Certificates	—	”	—	US$	3,258	N/A	US$	3,258
	Province of Quebec Canada	—	”	—	US$	2,510	N/A	US$	2,510
	Export Development Canada	—	”	—	US$	2,485	N/A	US$	2,485
	NCUA Guaranteed Notes Trust 2010-R2	—	”	—	US$	1,335	N/A	US$	1,335
	CPPIB Capital Inc	—	”	—	US$	1,179	N/A	US$	1,179
	Federal Farm Credit Banks	—	”	—	US$	885	N/A	US$	885
	Kowloon-Canton Railway Corp	—	”	—	US$	560	N/A	US$	560
	FHLMC-GNMA	—	”	—	US$	500	N/A	US$	500

(Continued)

				June 30, 2018
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)		Note

TSMC Global	Asset-backed securities
	Ford Credit Auto Owner Trust	—	Financial assets at fair value through Profit or Loss	—	US$	2,295	N/A	US$	2,295
	Hyundai Auto Receivables Trust	—	”	—	US$	1,995	N/A	US$	1,995
	Citibank Credit Card Issuance Trust	—	Financial assets at fair value through other comprehensive income	—	US$	59,519	N/A	US$	59,519
	Discover Card Execution Note Trust	—	”	—	US$	50,082	N/A	US$	50,082
	Chase Issuance Trust	—	Financial assets at fair value through other comprehensive income	—	US$	39,932	N/A	US$	39,932
	American Express Credit Account Master Trust	—	”	—	US$	36,256	N/A	US$	36,256
	Ford Credit Floorplan Master Owner Trust A	—	”	—	US$	26,768	N/A	US$	26,768
	Ford Credit Auto Owner Trust/Ford Credit 2014-REV1	—	”	—	US$	13,720	N/A	US$	13,720
	UBS-Barclays Commercial Mortgage Trust 2012-C2	—	”	—	US$	12,331	N/A	US$	12,331
	Morgan Stanley Bank of America Merrill Lynch Trust	—	”	—	US$	11,498	N/A	US$	11,498
	Toyota Auto Receivables 2014-C Owner Trust	—	”	—	US$	11,403	N/A	US$	11,403
	Capital One Multi-Asset Execution Trust	—	”	—	US$	11,014	N/A	US$	11,014
	BA Credit Card Trust	—	”	—	US$	10,805	N/A	US$	10,805
	Hyundai Auto Lease Securitization Trust 2017-A	—	”	—	US$	10,334	N/A	US$	10,334
	Nissan Master Owner Trust Receivables	—	”	—	US$	10,006	N/A	US$	10,006
	COMM Mortgage Trust	—	”	—	US$	9,019	N/A	US$	9,019
	GM Financial Automobile Leasing Trust 2015-3	—	”	—	US$	8,933	N/A	US$	8,933
	JPMCC Commercial Mortgage Securities Trust 2017-JP7	—	”	—	US$	8,474	N/A	US$	8,474
	BANK	—	”	—	US$	7,738	N/A	US$	7,738
	CGDBB Commercial Mortgage Trust 2017-BIOC	—	”	—	US$	7,502	N/A	US$	7,502
	Mercedes-Benz Master Owner Trust	—	”	—	US$	7,429	N/A	US$	7,429
	Honda Auto Receivables 2017-2 Owner Trust	—	”	—	US$	7,257	N/A	US$	7,257
	Chesapeake Funding II LLC	—	”	—	US$	6,824	N/A	US$	6,824
	GS Mortgage Securities Trust	—	”	—	US$	6,730	N/A	US$	6,730
	Ford Credit Auto Lease Trust	—	”	—	US$	6,439	N/A	US$	6,439
	Citigroup Commercial Mortgage Trust 2013-GC11	—	”	—	US$	5,872	N/A	US$	5,872
	BMW Vehicle Lease Trust	—	”	—	US$	5,640	N/A	US$	5,640
	Nissan Auto Lease Trust	—	”	—	US$	5,532	N/A	US$	5,532
	BBCMS 2018-TALL Mortgage Trust	—	”	—	US$	5,488	N/A	US$	5,488
	JPMBB Commercial Mortgage Securities Trust 2013-C12	—	”	—	US$	5,346	N/A	US$	5,346
	JPMDB Commercial Mortgage Securities Trust 2017-C7	—	”	—	US$	5,037	N/A	US$	5,037
	Volvo Financial Equipment Master Owner Trust 2017-A	—	”	—	US$	4,508	N/A	US$	4,508
	Ford Credit Auto Owner Trust	—	”	—	US$	4,328	N/A	US$	4,328
	Wells Fargo Commercial Mortgage Trust 2015-LC20	—	”	—	US$	4,125	N/A	US$	4,125
	UBS Commercial Mortgage Trust 2018-C10	—	”	—	US$	4,018	N/A	US$	4,018
	GM Financial Consumer Automobile 2017-1	—	”	—	US$	3,904	N/A	US$	3,904
	Nissan Auto Receivables 2017-B Owner Trust	—	”	—	US$	3,853	N/A	US$	3,853
	Cold Storage Trust 2017-ICE3	—	”	—	US$	3,811	N/A	US$	3,811
	Morgan Stanley Capital I Trust	—	”	—	US$	3,697	N/A	US$	3,697
	Wheels SPV 2 LLC	—	”	—	US$	3,383	N/A	US$	3,383
	Hertz Fleet Lease Funding LP	—	”	—	US$	3,319	N/A	US$	3,319
	BMW Floorplan Master Owner Trust	—	”	—	US$	2,800	N/A	US$	2,800
	Navient Student Loan Trust 2017-1	—	”	—	US$	1,711	N/A	US$	1,711
	Hyundai Auto Receivables Trust	—	”	—	US$	1,675	N/A	US$	1,675
	WFRBS Commercial Mortgage Trust 2013-C14	—	”	—	US$	1,612	N/A	US$	1,612
	SLM Student Loan Trust 2013-6	—	”	—	US$	1,594	N/A	US$	1,594
	Enterprise Fleet Financing LLC	—	”	—	US$	1,474	N/A	US$	1,474
	Mercedes-Benz Auto Lease Trust 2016-A	—	”	—	US$	1,414	N/A	US$	1,414
	CarMax Auto Owner Trust	—	”	—	US$	872	N/A	US$	872
	280 Park Avenue Mortgage Trust	—	”	—	US$	830	N/A	US$	830
	CFCRE Commercial Mortgage Trust 2011-C1	—	”	—	US$	810	N/A	US$	810
	Ally Auto Receivables Trust 2018-3	—	”	—	US$	700	N/A	US$	700
	DBUBS 2011-LC2 Mortgage Trust	—	”	—	US$	516	N/A	US$	516
	ARI Fleet Lease Trust 2018-A	—	”	—	US$	507	N/A	US$	507

(Continued)

				June 30, 2018
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)		Note

TSMC Global	CD 2016-CD2 Mortgage Trust	—	Financial assets at fair value through other comprehensive income	—	US$	497	N/A	US$	497
	Mercedes-Benz Auto Receivables Trust 2015-1	—	”	—	US$	197	N/A	US$	197
	Freddie Mac	—	”	—	US$	1	N/A	US$	1

	Structure product
	Bank of Tokyo-Mitsubishi UFJ	—	Financial assets at amortized cost	—	US$	49,979	N/A	US$	49,752

	Commercial paper
	Sumitomo Mitsui Trust Bank Limited/ New York	—	Financial assets at fair value through other comprehensive income	—	US$	2,000	N/A	US$	2,000
	Royal Bank of Canada/New York NY	—	”	—	US$	2,000	N/A	US$	2,000
	Macquarie Bank Ltd	—	”	—	US$	1,988	N/A	US$	1,988
	Toronto-Dominion Bank/NY	—	”	—	US$	1,500	N/A	US$	1,500

	Non-publicly traded equity investments
	Primavera Capital Fund II L.P.	—	Financial assets at fair value through other comprehensive income	—	US$	72,498	4	US$	72,498

VTAF II	Non-publicly traded equity investments
	Sentelic	—	Financial assets at fair value through other comprehensive income	1,019	US$	2,053	4	US$	2,053
	Aether Systems, Inc.	—	”	1,085	US$	355	20	US$	355
	5V Technologies, Inc.	—	”	963	US$	316	2	US$	316

	Publicly traded stocks
	Aquantia	—	Financial assets at fair value through other comprehensive income	360	US$	4,166	1	US$	4,166

VTAF III	Non-publicly traded equity investments
	LiquidLeds Lighting Corp.	—	Financial assets at fair value through other comprehensive income	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	”	4,147	US$	174	—	US$	174

ISDF	Non-publicly traded equity investments
	Sonics, Inc.	—	Financial assets at fair value through other comprehensive income	230		—	3		—

ISDF II	Non-publicly traded equity investments
	Sonics, Inc.	—	Financial assets at fair value through other comprehensive income	542		—	8		—

Growth Fund	Non-publicly traded equity investments
	Innovium, Inc.	—	Financial assets at fair value through other comprehensive income	451	US$	2,392	—	US$	2,392

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC	Non-publicly traded equity investments
	TSMC Global	Investments accounted for using equity method	—	Subsidiary	9		$309,211,877	2		$59,182,280	—		$—		$—		$—	11		$382,629,000
	TSMC Nanjing	”	—	Subsidiary	—		26,493,740	—		2,361,320	—		—		—		—	—		25,388,452

TSMC Global	Corporate bond
	CVS Health Corp	Financial assets at fair value through other comprehensive income	—	—	—	US$	10,018	—	US$	14,507	—		—		—		—	—	US$	24,424
	Cooperatieve Rabobank UA/NY	”	—	—	—	US$	1,450	—	US$	11,593	—	US$	4,387	US$	4,497	US$	(110)	—	US$	8,542
	Celgene Corp	”	—	—	—	US$	6,181	—	US$	10,575	—	US$	8,076	US$	8,258	US$	(182)	—	US$	8,348
	Asian Development Bank	”	—	—	—	US$	11,073	—		—	—	US$	11,075	US$	11,075		—	—		—

	Government bond
	United States Treasury Note/Bond	Financial assets at fair value through other comprehensive income	—	—	—	US$	202,689	—	US$	277,214	—	US$	193,418	US$	194,524	US$	(1,106)	—	US$	282,963
	United States Treasury Floating Rate Note	”	—	—	—	US$	49,901	—	US$	67,998	—	US$	71,979	US$	71,935	US$	44	—	US$	45,909
	United States Treasury Bill	”	—	—	—	US$	2,997	—	US$	93,204	—	US$	94,516	US$	94,492	US$	24	—	US$	1,749

	Agency bonds/Agency mortgage-backed securities
	FNMA TBA 30 Yr 3.5	Financial assets at fair value through other comprehensive income	—	—	—	US$	2,866	—	US$	36,834	—	US$	20,767	US$	20,841	US$	(74)	—	US$	19,006
	FNMA TBA 30 Yr 5	”	—	—	—		—	—	US$	46,384	—	US$	29,474	US$	29,526	US$	(52)	—	US$	16,960

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC Global	Government National Mortgage Association	Financial assets at fair value through other comprehensive income	—	—	—		—	—	US$	15,306	—		—	US$	4	US$	(4)	—	US$	15,299
	Government National Mortgage Association	”	—	—	—		—	—	US$	10,453	—		—		—		—	—	US$	10,382
	FNMA TBA 15 Yr 3	”	—	—	—	US$	2,015	—	US$	27,575	—	US$	23,017	US$	23,068	US$	(51)	—	US$	6,558
	FNMA TBA 30 Yr 4.5	”	—	—	—	US$	15,758	—	US$	86,688	—	US$	97,401	US$	97,702	US$	(301)	—	US$	4,817
	GNMA II TBA 30 Yr 4	”	—	—	—	US$	2,378	—	US$	23,048	—	US$	23,063	US$	23,109	US$	(46)	—	US$	2,339
	FNMA TBA 15 Yr 3.5	”	—	—	—		—	—	US$	18,243	—	US$	16,218	US$	16,228	US$	(10)	—	US$	2,023
	GNMA II TBA 30 Yr 3.5	”	—	—	—	US$	145	—	US$	29,969	—	US$	28,387	US$	28,458	US$	(71)	—	US$	1,658
	Federal Home Loan Bank Discount Notes	”	—	—	—		—	—	US$	29,498	—	US$	29,500	US$	29,499	US$	1	—		—
	FNMA TBA 30 Yr 3	”	—	—	—		—	—	US$	123,851	—	US$	123,395	US$	123,851	US$	(456)	—		—

	Asset-backed securities
	Citibank Credit Card Issuance Trust	Financial assets at fair value through other comprehensive income	—	—	—	US$	48,328	—	US$	27,345	—	US$	16,000	US$	15,996	US$	4	—	US$	59,519
	Discover Card Execution Note Trust	”	—	—	—	US$	45,722	—	US$	15,017	—	US$	10,585	US$	10,591	US$	(6)	—	US$	50,082
	Chase Issuance Trust	”	—	—	—	US$	39,211	—	US$	17,750	—	US$	16,973	US$	16,982	US$	(9)	—	US$	39,932
	American Express Credit Account Master Trust	”	—	—	—	US$	12,805	—	US$	12,963	—	US$	4,429	US$	4,431	US$	(2)	—	US$	21,316
	Capital One Multi-Asset Execution Trust	”	—	—	—	US$	22,544	—		—	—	US$	11,500	US$	11,474	US$	26	—	US$	11,014

(Concluded)

Note:	The ending balance includes the amortization of premium/discount on bonds investments, share of profits/losses of investees and other related adjustment.

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company	Types of		Transaction Amount (Foreign Currencies in			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Thousands)	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

TSMC	Fab	March 10, 2017 to January 25, 2018	$303,592	Monthly settlement by the construction progress and acceptance	HSIEH KUN CO., LTD	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	March 17, 2017 to March 12, 2018	301,341	Monthly settlement by the construction progress and acceptance	Jer Yih Electrical Eng. Co.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	March 21, 2017 to January 8, 2018	302,101	Monthly settlement by the construction progress and acceptance	TRUSVAL TECHNOLOGY CO., LTD.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	April 10, 2017 to March 30, 2018	382,672	Monthly settlement by the construction progress and acceptance	M+W High Tech Project Taiwan Co., Ltd.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	April 18, 2017 to June 4, 2018	1,334,403	Monthly settlement by the construction progress and acceptance	CHEN FULL INTERNATIONAL CO., LTD.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	April 20, 2017 to April 19, 2018	300,874	Monthly settlement by the construction progress and acceptance	Unique Station International Corp.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	April 21, 2017 to June 12, 2018	1,841,951	Monthly settlement by the construction progress and acceptance	Organo Technology Co., Ltd.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	April 25, 2017 to May 29, 2018	2,153,120	Monthly settlement by the construction progress and acceptance	YANKEY ENGINEERING CO., LTD.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	May 12, 2017 to May 10, 2018	413,901	Monthly settlement by the construction progress and acceptance	HUAN YU TECHNOLOGIES CO., LTD.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	May 25, 2017 to June 21, 2018	2,187,982	Monthly settlement by the construction progress and acceptance	MEGA UNION TECHNOLOGY INCORPORATED	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	July 11, 2017 to May 8, 2018	556,646	Monthly settlement by the construction progress and acceptance	TASA Construction Corporation	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None

(Continued)

Company	Types of		Transaction Amount (Foreign Currencies in			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Thousands)	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

TSMC	Fab	July 24, 2017 to June 21, 2018	$347,431	Monthly settlement by the construction progress and acceptance	MandarTech Interiors Inc.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	July 28, 2017 to April 19, 2018	348,757	Monthly settlement by the construction progress and acceptance	J.J. PAN AND PARTNERS , ARCHITECTS AND PLANNERS	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	July 28, 2017 to May 8, 2018	574,621	Monthly settlement by the construction progress and acceptance	Trane Taiwan Distribution Limited	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	August 8, 2017 to June 28, 2018	337,069	Monthly settlement by the construction progress and acceptance	Lumax International Corp., Ltd	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	August 16, 2017 to June 12, 2018	679,225	Monthly settlement by the construction progress and acceptance	Air Liquide Far Eastern	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	September 5, 2017 to June 1, 2018	1,224,738	Monthly settlement by the construction progress and acceptance	Uangyih-Tech Industrial Co., Ltd.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	September 14, 2017 to March 22, 2018	784,003	Monthly settlement by the construction progress and acceptance	Siemens Ltd.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	November 9, 2017 to June 20, 2018	1,773,165	Monthly settlement by the construction progress and acceptance	MARKETECH INTERNATIONAL CORP.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	November 10, 2017 to May 24, 2018	305,783	Monthly settlement by the construction progress and acceptance	DESICCANT TECHNOLOGY CO., LTD.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	November 13, 2017 to April 16, 2018	388,969	Monthly settlement by the construction progress and acceptance	Chen Yuan International Co., Ltd	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	November 14, 2017 to April 16, 2018	1,724,550	Monthly settlement by the construction progress and acceptance	PAN ASIA Corp.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	December 5, 2017 to June 4, 2018	6,758,423	Monthly settlement by the construction progress and acceptance	UNITED INTEGRATED SERVICES CO., LTD.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	December 13, 2017 to June 22, 2018	2,113,761	Monthly settlement by the construction progress and acceptance	Taiwan Puritic Corp.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	December 14, 2017 to May 23, 2018	305,566	Monthly settlement by the construction progress and acceptance	WHOLETECH SYSTEM HITECH LIMITED	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None

(Continued)

Company	Types of		Transaction Amount (Foreign Currencies in			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Thousands)	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

TSMC	Fab	December 26, 2017 to February 13, 2018	$525,172	Monthly settlement by the construction progress and acceptance	ABB Ltd.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	January 4, 2018 to April 16, 2018	1,744,533	Monthly settlement by the construction progress and acceptance	KEDGE Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	January 5, 2018 to April 16, 2018	315,886	Monthly settlement by the construction progress and acceptance	Shihlin Electric & Engineering Corp. Tainan Branch	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	February 5, 2018 to March 22, 2018	2,067,841	Monthly settlement by the construction progress and acceptance	L&K ENGINEERING CO.,LTD.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	February 6, 2018 to April 3, 2018	2,710,363	Monthly settlement by the construction progress and acceptance	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	February 12, 2018 to April 16, 2018	378,445	Monthly settlement by the construction progress and acceptance	AMPOWER INTERNATIONAL ENTERPRISE	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	February 13, 2018 to June 25, 2018	1,415,232	Monthly settlement by the construction progress and acceptance	Cica-Huntek Chemical Technology Taiwan Co., Ltd	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	April 13, 2018 to April 16, 2018	410,000	Monthly settlement by the construction progress and acceptance	Lead Fu Industrials Corp.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	April 16, 2018	2,691,210	Monthly settlement by the construction progress and acceptance	DA CIN Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None

(Concluded)

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable
			Purchases/Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total	Note

TSMC	TSMC North America	Subsidiary	Sales		$285,135,942	56	Net 30 days from invoice date (Note)	—	Note		$50,980,985	60
	GUC	Associate	Sales		3,190,892	1	Net 30 days from the end of the month of when invoice is issued	—	—		1,009,177	1
	TSMC China	Subsidiary	Purchases		9,465,891	21	Net 30 days from the end of the month of when invoice is issued	—	—		(1,661,881)	5
	WaferTech	Indirect subsidiary	Purchases		4,252,547	9	Net 30 days from the end of the month of when invoice is issued	—	—		(1,546,592)	5
	VIS	Associate	Purchases		2,644,248	6	Net 30 days from the end of the month of when invoice is issued	—	—		(475,506)	1
	TSMC Nanjing	Subsidiary	Purchases		2,302,108	5	Net 30 days from the end of the month of when invoice is issued	—	—		(1,428,454)	4
	SSMC	Associate	Purchases		1,753,667	4	Net 30 days from the end of the month of when invoice is issued	—	—		(344,554)	1
TSMC North America	GUC	Associate of TSMC	Sales	(US$	987,354 33,457)	—	Net 30 days from invoice date	—	—	(US$	63,817 2,090)	—

Note:	The tenor is 30 days from TSMC’s invoice date or determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period		Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$51,595,574	46	$3,439,728	—		$29,909,924	$—
	SSMC	Associate		1,698,519	Note 2	172	—		391	—
	VIS	Associate		1,486,788	Note 2	—	—		—	—
	GUC	Associate		1,009,314	51	—	—		—	—
	VisEra Tech	Subsidiary		506,971	Note 2	—	—		—	—

TSMC China	TSMC Nanjing	The same parent company	(RMB	28,335,695 6,148,439)	Note 2	—	—		—	—

	TSMC	Parent company		1,661,881	30	—	—		—	—
			(RMB	360,606)

WaferTech	TSMC	The ultimate parent of the Company	(USD	1,546,592 50,658)	60	840,390 (USD 27,527)	—	(USD	840,390 27,527)	—

TSMC Nanjing	TSMC	Parent company		1,428,454	56	—	—		—	—
			(RMB	309,955)

TSMC Technology	TSMC	The ultimate parent of the Company	(USD	238,220 7,803)	Note 2	—	—		—	—

TSMC North America	TSMC	Parent company	(USD	151,699 4,969)	Note 2	1,011 (USD 33)	—	(USD	3,240 106)	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$285,135,942	—	59%
				Receivables from related parties	50,980,985	—	2%
				Other receivables from related parties	614,589	—	—
				Payables to related parties	151,699	—	—
		TSMC Japan	1	Marketing expenses - commission	112,326	—	—
		TSMC Europe	1	Marketing expenses - commission	236,985	—	—
		TSMC China	1	Purchases	9,465,891	—	2%
				Payables to related parties	1,661,881	—	—
		TSMC Nanjing	1	Purchases	2,302,108	—	—
				Proceeds from disposal of property, plant and equipment	2,348,831	—	—
				Payables to related parties	1,428,454	—	—
		TSMC Canada	1	Research and development expenses	148,523	—	—
		TSMC Technology	1	Research and development expenses	1,006,902	—	—
				Payables to related parties	238,220	—	—
		WaferTech	1	Purchases	4,252,547	—	1%
				Payables to related parties	1,546,592	—	—
		VisEra	1	Other receivables from related parties	506,931	—	—
1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	28,335,695	—	1%

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
No. 3 represents the transactions between subsidiaries.
Note 2:

The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

(EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Original Investment Amount		Balance as of June 30, 2018			Net Income	Share of Profits/Losses
Investor Company	Investee Company	Location	Main Businesses and Products	June 30, 2018 (Foreign Currencies in Thousands)	December 31, 2017 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)	(Losses) of the Investee (Foreign Currencies in Thousands)	of Investee (Note 1) (Foreign Currencies in Thousands)	Note

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$352,072,509	$292,890,229	11	100	$382,629,000	$4,076,767	$4,076,767	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities	31,456,130	31,456,130	988,268	100	52,384,657	1,204,676	1,204,676	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	10,180,677	10,180,677	464,223	28	7,991,101	2,569,276	725,172	Associate
	SSMC	Singapore	Manufacturing and selling of integrated circuits and other semiconductor devices	5,120,028	5,120,028	314	39	4,928,611	1,830,054	709,878	Associate
	TSMC North America	San Jose, California, U.S.A	Selling and marketing of integrated circuits and other semiconductor devices	333,718	333,718	11,000	100	4,226,373	104,476	104,476	Subsidiary
	VisEra Tech	Hsin-Chu, Taiwan	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	5,005,171	5,005,171	253,120	87	4,214,239	46,870	40,732	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service	1,988,317	1,988,317	111,282	41	1,679,997	(1,560,278)	(633,605)	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,044,164	431,327	150,274	Associate
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities	15,749	15,749	—	100	430,225	21,070	21,070	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	412,831	412,831	—	98	258,813	(1,593)	(1,561)	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,318,885	1,318,885	—	98	199,026	(6,122)	(6,000)	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities	83,760	83,760	6	100	139,403	3,063	3,063	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities	13,656	13,656	80	100	39,640	995	995	Subsidiary

(Continued)

				Original Investment Amount				Balance as of June 30, 2018				Net Income			Share of Profits/Losses
Investor Company	Investee Company	Location	Main Businesses and Products	June 30, 2018 (Foreign Currencies in Thousands)		December 31, 2017 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)		(Losses) of the Investee (Foreign Currencies in Thousands)			of Investee (Note 1) (Foreign Currencies in Thousands)	Note

TSMC	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service		$25,266		$25,266	1	100		$(20,334)		$(21)		$(21)	Subsidiary
TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in the manufacturing related business in the semiconductor industry	(US$	17,919,242 586,939)	(US$	17,919,242 586,939)	—	100	(US$	28,103,686 920,527)	(US$	919,280 31,102)		Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities	(US$	436,030 14,282)	(US$	436,030 14,282)	—	100	(US$	575,174 18,840)	(US$	39,976 1,354)		Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	(US$	70,219 2,300)	(US$	70,219 2,300)	2,300	100	(US$	194,473 6,370)	(US$	16,334 553)		Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	(US$	14,508 475)	(US$	14,508 475)	583	97	(US$	507 17)		—		Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies		—		—	9,299	97		—	(US$	(6,781 (231	) ))	Note 2	Subsidiary
VTAF III	Growth Fund	Cayman Islands	Investing in new start-up technology companies	(US$	65,755 2,154)	(US$	65,755 2,154)	—	100	(US$	97,119 3,181)	(US$	(590 (20	) ))	Note 2	Subsidiary
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	(US$	48,645 1,593)	(US$	48,645 1,593)	4,693	39	(US$	19,775 648)	(US$	(8,818 (299	) ))	Note 2	Associate
TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, selling and testing of integrated circuits and other semiconductor devices		$—		$—	293,637	100	$ (US$	4,769,089 156,210)	$ (US$	757,997 25,640)		Note 2	Subsidiary

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

(Concluded)

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR SIX MONTHS ENDED JUNE 30, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2018 (US$ in Thousands)		Investment Flows			Accumulated Outflow of Investment from Taiwan as of June 30, 2018 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses		Carrying Amount as of June 30, 2018	Accumulated Inward Remittance of Earnings as of June 30, 2018
							Outflow (US$ in Thousands)		Inflow

TSMC China	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)		$—	$—	$ (US$	18,939,667 596,000)	$2,879,004	100%	$2,881,262 (Note 2)		$54,543,007	$—
TSMC Nanjing	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	(RMB	30,521,412 6,650,119)	Note 1	(US$	28,160,092 920,000)	(USD	2,361,320 80,000)	—	(US$	30,521,412 1,000,000)	(3,918,665)	100%	(3,918,665 (Note 2	) )	25,388,452	—

Accumulated Investment in Mainland China as of June 30, 2018 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment

$ 49,461,079 (US$ 1,596,000)	$ 119,412,667 (US$ 3,596,000)	Note 3

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousand in TSMC Nanjing.
Note 2:	Amount was recognized based on the reviewed financial statements.
Note 3:

As the Company has obtained the certificate of being qualified for operating headquarters issued by Industrial Development Bureau, MOEA on August 2016, the upper limit on investment in mainland China pursuant to “Principle of investment or Technical Cooperation in Mainland China” is not applicable.